PROSPECTUS



                                                FILED PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-66941




                                [BINDVIEW LOGO]

                                3,000,000 SHARES

                                  COMMON STOCK


     BindView Development Corporation is offering 300,000 shares of its common stock and the Selling Shareholders are selling an additional 2,700,000 shares. BindView Development Corporation's common stock is traded on the Nasdaq National Market under the symbol "BVEW." The last reported sale price of the common stock on the Nasdaq National Market on December 3, 1998 was $21.50 per share.

                             ---------------------
                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                             ---------------------


                                                              Per share      Total
                                                              ---------   -----------
Public Offering Price.......................................   $21.00     $63,000,000
Underwriting Discounts and Commissions......................     1.05       3,150,000
Proceeds to the Company.....................................    19.95       5,985,000
Proceeds to the Selling Shareholders........................    19.95      53,865,000


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Company and certain of the Selling Shareholders have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on December 9, 1998.

                             ---------------------
BANCBOSTON ROBERTSON STEPHENS
                    BT ALEXS BROWN

                                       DONALDSON, LUFKIN & JENRETTE

                                                      CIBC OPPENHEIMER


                The date of this Prospectus is December 4, 1998.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO THE "COMPANY," "BINDVIEW," "WE," "US" AND "OUR" REFER TO BINDVIEW DEVELOPMENT CORPORATION AND ITS SUBSIDIARIES.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................    5
Use of Proceeds.............................................   13
Price Range of Common Stock.................................   13
Dividend Policy.............................................   13
Capitalization..............................................   14
Dilution....................................................   15
Certain Information.........................................   15
Selected Consolidated Financial Data........................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   28
Management..................................................   40
Certain Transactions........................................   50
Principal and Selling Shareholders..........................   52
Description of Capital Stock................................   53
Shares Eligible for Future Sale.............................   55
Underwriting................................................   57
Legal Matters...............................................   58
Experts.....................................................   58
Additional Information......................................   59
Index to Consolidated Financial Statements..................  F-1

                             ---------------------

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products. BindView EMS(TM), NOSadmin(TM), ActiveAdmin(TM) and BindView(R) are trademarks that are owned by us. This Prospectus also makes reference to trademarks of other companies.

                                    SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire Prospectus, especially "Risk Factors" and the Consolidated Financial Statements and Notes, before deciding to invest in shares of our common stock.

                                  THE COMPANY

Our Business............BindView develops, markets and supports a suite of systems management software products which manage the security and integrity of complex, distributed client/server networks operating on Microsoft Windows NT and Novell NetWare environments. Our primary product line, BindView EMS, provides software solutions for systems administration, security management, enterprise inventory of local area network ("LAN") assets and Year 2000 assessment of PC hardware and software. Network administrators, security auditors and other information technology ("IT") personnel use BindView EMS to proactively identify, diagnose and, in many cases, fix a wide range of systems management problems. BindView EMS allows organizations to reduce the total cost of ownership of enterprise computing.

Our Market..............The use of distributed, client/server networks has grown tremendously in the last ten years with the increase in PC-based LANs being one of the fastest growing aspects of the client/server market. These LANs depend largely on servers running network operating systems provided by Microsoft and Novell. As these LANs have grown larger and more complex, the problems associated with maintaining their security and integrity have increased and become more difficult for IT departments to manage. As a result, network security and integrity are increasingly at risk, and the total cost of ownership for client/ server computing has often climbed far beyond management's expectations. The market for systems management software to address these issues is growing rapidly. IDC projects this market for the Windows and NetWare platforms to grow to over $4.6 billion by the year 2000, with security management software for Windows NT Server and NetWare accounting for $640 million of the total.

Our Products............Our comprehensive suite of systems management software products enables IT organizations to manage the increasingly complex issues associated with managing the security and integrity of the LAN environment in a cost-effective manner. We built BindView EMS to be native to each of the Windows NT and Novell NetWare platforms that it supports. We also designed it to manage workgroup LANs as well as enterprise-wide networks of tens of thousands of users. Our product offerings utilize a unique query-based approach to systems management that allows users to perform diagnostic and reporting tasks in a matter of minutes that previously took hours or even days to complete. Finally, our products are both easy to install and use, with a typical enterprise-wide deployment taking just days or weeks to install depending on the product.

Our Customers...........We have sold our software products to over 4,000 corporations, governmental agencies and other organizations worldwide, including more than 70% of the Fortune 100 companies. We market and sell our products primarily through a direct telesales organization of 95 people located in Houston, Texas, Frankfurt, Germany and Paris, France, and, to a lesser extent, through value added resellers, distributors and systems integrators.

                                  THE OFFERING

Common Stock Offered by the Company.....        300,000 shares

Common Stock Offered by the Selling
Shareholders............................      2,700,000 shares

Common Stock to be Outstanding after the
Offering................................     20,360,370 shares (1)

Use of Proceeds.........................     For covering expenses related to
                                             this offering and general corporate
                                             purposes.

Nasdaq National Market Symbol...........     BVEW

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                    ---------------------------------------------   -----------------
                                     1993     1994     1995     1996       1997      1997      1998
                                    ------   ------   ------   -------   --------   -------   -------
                                                                                       (UNAUDITED)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues..........................  $3,031   $5,171   $7,333   $11,002   $ 20,838   $12,653   $23,953
Operating income (loss)(2)........     396      509      783     1,982    (11,296)    2,664     3,249
Net income (loss).................     389      488      754     1,990     (8,028)    2,715     2,729
Pro forma net income
  (loss)(3)(4)....................     253      317      490     1,293     (7,263)    1,764        --(7)
Diluted pro forma net income
  (loss) per share(3)(5)(6).......  $ 0.03   $ 0.04   $ 0.06   $  0.12   $  (0.88)  $  0.12   $  0.14
Shares used in computing diluted
  pro forma net income (loss) per
  share(5)(6).....................   8,228    8,228    8,228    11,046      8,232    14,295    19,543


                                                                 SEPTEMBER 30, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(8)
                                                              -------   --------------
                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $49,122      $55,515
Total assets................................................   60,520       66,913
Total shareholders' equity..................................   52,937       59,330


---------------


(1) This information is based on the number of shares outstanding as of September 30, 1998 and the exercise of 95,200 option shares by Selling Shareholders. It excludes 4,653,834 shares subject to outstanding options as of September 30, 1998 at a weighted average exercise price of $3.12 per share. It also excludes 1,379,838 shares reserved for issuance under the Company's stock option plans. See "Management--Stock Option Plans" and Note 7 of the Notes to Consolidated Financial Statements.


(2) Operating income excluding stock compensation expense of $436 and $15,262 in 1996 and 1997, respectively, recognized in connection with the Company's terminated Phantom Stock Plan and a terminated provision of an employment agreement would have been $2,418 and $3,966 in 1996 and 1997, respectively. We believe these data may be useful to investors. However, we have not prepared these data in accordance with generally accepted accounting principles and you should not utilize these data as a substitute for operating income.

(3) Pro forma net income excluding stock compensation expense of $436 and $15,262 in 1996 and 1997, respectively, recognized in connection with the Company's terminated Phantom Stock Plan and a terminated provision of an employment agreement would have been $1,577 and $2,655 in 1996 and 1997, respectively. We believe these data may be useful to investors. However, we have not prepared these data in accordance with generally accepted accounting principles and you should not utilize these data as a substitute for pro forma net income.

(4) This represents our net income, adjusted for a pro forma charge in lieu of income taxes as if we were a C Corporation for all periods.

(5) See Note 10 of the Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net income per share.

(6) The amounts for the nine months ended September 30, 1998 represent actual diluted net income per share rather than pro forma diluted net income per share and the number of shares used to determine such amount.

(7) This item is not applicable as we were a C Corporation for the entire period.


(8) Adjusted to reflect our application of the net proceeds from our sale of 300,000 shares of Common Stock at the offering price of $21.00 per share and the proceeds from the exercise of 95,200 option shares by Selling Shareholders. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

     This Prospectus also contains forward-looking statements which involve risks and uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Prospectus.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

     Our quarterly revenues, expenses and operating results may fluctuate significantly due to a number of factors, including:

     - demand for our products;

     - size and timing of significant orders and their fulfillment;

     - our ability to develop and upgrade our technology;

     - changes in our level of operating expenses;

     - our ability to compete in a highly competitive market;

     - undetected software errors and other product quality problems;

     - changes in our sales incentive plans and staffing of sales territories;
       and

     - changes in the mix of domestic and international revenues and the level of international expansion.

     We operate with virtually no order backlog because we ship our products shortly after orders are received. As a result, orders booked throughout a quarter substantially impact product revenues in that quarter. We also book a disproportionate amount of our sales in the last few weeks or days of each quarter as a result of customer buying patterns. We base our expenses to a significant extent on our expectations of future revenues. Most of our expenses are fixed in the short term and we may not be able to quickly reduce spending if our revenues are lower than we had projected. If our revenue levels do not meet our projections, we expect our operating results to be adversely and disproportionately affected.

     Our quarterly operating results also are subject to certain seasonal fluctuations. Year-end customer buying patterns and compensation policies based on annual revenue quotas have caused our revenues to be strongest in the fourth quarter of the year and to decrease in the first quarter of the following year. In future periods, we expect that these seasonal trends may cause first quarter revenues to be significantly lower than the level achieved in the preceding fourth quarter.

     Prior to January 1, 1998, we provided telephone support free of charge and sold product upgrades separately or through subscription contracts. We now require our customers to purchase a subscription policy in order to receive product upgrades and technical support. Unlike software license revenues that we generally recognize upon shipment of the product, we recognize subscription contract revenues ratably over the life of the contract term. As a result, if we derive a larger percentage of our revenues from subscription contracts, we will experience an increase in deferred revenue that is likely to decrease our operating margins. Decreased operating margins may materially adversely affect our business, operating results and financial condition.

     As a result, we believe quarter-to-quarter comparisons of our revenues, expenses and results of operations are not necessarily meaningful. You should not rely on our quarterly revenues, expenses and results of operations to predict our future performance. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE HAVE A LIMITED OPERATING HISTORY

     Although BindView was founded in 1990, we have derived substantially all of our revenues since 1995 from sales of BindView NCS, replaced in 1996 by BindView EMS. We therefore have a limited operating history based on our primary products. An investor in our Company must consider the risks and uncertainties frequently encountered by software companies in the early stages of development, particularly those faced by companies in the highly competitive and rapidly evolving systems management software market. To compete in this market, we believe that we must devote substantial resources to expanding our sales and marketing organization and to continue product development. As a result, we will need to recognize significant quarterly revenues to remain profitable. Our revenues have increased in recent years, and revenues for recent quarters have exceeded revenues for the same quarter for the prior year. However, we cannot be certain that we can sustain these growth rates or that we will remain profitable on a quarterly or annual basis in the future. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR MARKETS ARE HIGHLY COMPETITIVE

     We face competition from different sources. Currently, we compete principally with providers of the following products:

     - security analysis and audit products from Axent Technologies, Inc. and Security Dynamics Technologies, Inc.;

     - stand-alone inventory and asset management products from Tally Systems Corp.;

     - LAN desktop management suites from Intel Corporation, Hewlett-Packard Company and Microsoft Corporation; and

     - Year 2000 assessment products from Network Associates, Inc. and Greenwich Mean Time-UTA, L.C.

     In addition, certain management features included in our products compete with the native tools from Novell, Inc. and third-party tools from certain vendors, such as Computer Associates, Inc. and other companies.

     We expect competition in the network management software market to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

     - greater resources that can be devoted to the development, promotion and sale of their products;

     - more established sales channels;

     - greater software development experience; and

     - greater name recognition.

     We also believe that operating system software vendors, particularly Microsoft and Novell, could enhance their products to include functionality that we currently provide in our products. If these vendors include our software functionality as standard features of their operating system software, our products could become obsolete. Even if the functionality of the standard software features of these vendors is more limited than ours, there is a substantial risk that a significant number of customers would elect to keep this limited functionality rather than purchase additional software.

     To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products, services and sales channels. Any pricing pressures, reduced margins or loss of market share resulting from our failure to compete effectively could materially adversely affect our business. For more information, see "Business -- Competition."

OUR PRODUCTS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE

     The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if new products based on new technologies are introduced or new industry standards emerge. We rely heavily on our relationships with Microsoft and Novell and attempt to coordinate our product offerings with the future releases of their operating systems. These companies may not notify us of feature enhancements prior to new releases of their operating systems in the future. In that case, we may not be able to introduce products on a timely basis that capitalize on new operating system releases and feature enhancements.

     Client/server computing environments are inherently complex. As a result, we cannot accurately estimate our software product life cycles. New products and product enhancements can require long development and testing periods, which depend significantly on our ability to hire and retain increasingly scarce and technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new product releases could seriously damage our business. We have, on occasion, experienced delays in the scheduled introduction of new and enhanced products and cannot be certain that such delays will not occur again.

     Our future success will depend, in part, upon our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner. Further, the products, capabilities or technologies developed by others may render our products or technologies obsolete or shorten their life cycles. For more information, see "Business -- Product Development."

WE ARE DEPENDENT UPON CONTINUED GROWTH OF THE MARKET FOR WINDOWS NT AND NOVELL NETWARE OPERATING SYSTEMS

     We depend upon the success of Microsoft's Windows NT and Novell's NetWare operating systems. In particular, market acceptance of our products depends on the increasing complexity of these operating systems and the lack of effective tools to simplify system administration and security management for these environments. Although demand for Windows NT and NetWare operating systems has grown in recent years, this market is still emerging and we cannot be certain that it will continue to grow. If the market does continue to grow, we cannot be certain that the market for our products will continue to develop or that our products will be widely accepted. If the markets for our products fail to develop or develop more slowly than we anticipate, our business could be materially adversely affected.

     The percentages of our revenues attributable to software licenses for particular operating system platforms can change from time to time. A number of factors outside our control can cause these changes, including changing market acceptance and penetration of the various operating system platforms which we support and the relative mix of development and installation by value-added resellers ("VARs") of application software operating on such platforms. For more information, see "Business -- Industry Background," "-- Products and Technology" and "-- Sales and Marketing."

PRODUCT CONCENTRATION

     Substantially all of our revenues are from the sale of our NOSadmin and NETinventory products. We anticipate that these products will account for substantially all of our revenues for the foreseeable future. Our future operating results will depend on continued market acceptance of NOSadmin and NETinventory, enhancements to these products and the continued development of additional snap-in modules for our Enterprise Console product. Competition, technological change or other factors could reduce demand for, or market acceptance of, the NOSadmin and NETinventory products and could substantially damage our business. Although we currently plan to broaden our product line, we cannot be certain that we will be able to reduce our product concentration. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products and Technology."

RISKS ASSOCIATED WITH LENGTH OF SALES CYCLE

     We have sold our products to customer workgroups and corporate divisions. As a result, our sales cycle has ranged from three to six months. Recently, we have focused more of our selling effort on products for the customer's entire enterprise and have found that our sales cycle to enterprises has ranged from six to twelve months. The sales cycle to enterprises is typically longer for a number of reasons, including:

     - the significant resources committed to an evaluation of network management software by an enterprise require us to expend substantial time, effort and money educating them on the value of our products and services; and

     - decisions to license and deploy enterprise-wide software generally involve an evaluation of our software by a significant number of personnel of the enterprise in various functional and geographic areas, each often having specific and conflicting requirements.

     As a result, we cannot predict the timing and amount of specific sales. Our inability to complete one or more enterprise-wide sales in a particular quarter or calendar year could materially adversely affect our business and could cause our operating results to vary significantly from quarter to quarter. For more information, see "-- Our Quarterly Financial Results are Subject to Significant Fluctuations."

NEED TO MANAGE CHANGING OPERATIONS

     We have expanded our operations rapidly in recent years. We intend to continue to expand in the foreseeable future to pursue existing and potential market opportunities. This rapid growth places a significant demand on management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we fail to implement and improve these systems, our business, operating results and financial condition will be materially adversely affected. In addition, we are moving a portion of our operations to new facilities in Houston, Texas at the end of the fourth quarter of 1998 and in the first quarter of 1999, which we expect will be a disruptive, time consuming and expensive process.

DEPENDENCE ON KEY PERSONNEL

     Our success depends largely on the efforts of our executive officers, particularly Eric J. Pulaski, the President and Chief Executive Officer of BindView. We do not have an employment contract requiring Mr. Pulaski to continue his employment for any period of time. We do not maintain key man life insurance policies on any of our executive officers.

     We believe that our future success will depend in large part upon our ability to attract and retain highly skilled research and development, technical support and sales and marketing personnel. We face intense competition for qualified personnel, and we cannot be certain that we will successfully attract and retain additional qualified personnel in the future. The loss of the services of one or more of our key individuals or the failure to attract and retain additional qualified personnel could substantially damage our business. For more information, see "Business -- Employees" and "Management."

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

     During 1995, 1996 and 1997, and during the nine months ended September 30, 1998, we derived approximately 16%, 10%, 13% and 10% of our revenues, respectively, from sales outside North America. We only recently opened our second direct telesales and service office outside the United States. We have historically generated revenues outside North America through indirect channels, including VARs and other distributors. We are in the early stages of developing our indirect distribution channels in certain markets outside the United States. We cannot be certain that we will be able to attract third parties that will be able to market our products effectively or to provide timely and cost-effective customer support and service. Our reseller arrangements generally provide that resellers may carry competing product offerings. We cannot be certain that any distributor or reseller will continue to represent our products. The inability to recruit, or the loss of, important sales personnel, distributors or resellers could materially and adversely affect our business.

     As we expand our sales and support operations internationally, we anticipate that international revenues will continue to grow as a percentage of our total revenues. To successfully expand international sales, we must:

     - establish additional international direct telesales offices;

     - expand the management and support organizations for our international sales channel;

     - hire additional personnel;

     - customize our products for local markets;

     - recruit additional international resellers where appropriate; and

     - expand the use of our direct telesales model.

     If we are unable to generate increased sales through a direct telesales model, we will incur higher personnel costs without corresponding increases in revenue, resulting in lower operating margins for our international operations. In addition, employment policies vary among countries outside the United States, which may reduce our flexibility in managing headcount and, in turn, managing personnel-related expenses. If we do not address the risks associated with international sales in a cost-effective and timely manner, our international sales growth will be limited, operating margins could be reduced and our business could be materially adversely affected. However, even if we are able to successfully expand our international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products. For additional information, see "Business -- Sales and Marketing."

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

     Our success depends to a significant degree upon our software and other proprietary technology. The software industry has experienced widespread unauthorized reproduction of software products. We rely on a combination of trademark, trade secret, and copyright law and contractual restrictions to protect our technology. These legal protections provide only limited protection. The steps we have taken may deter competitors from misappropriating our proprietary information. However, we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights. If we litigated to enforce our rights, litigation would be expensive, would divert management resources and may not be adequate to protect our business. We also could be subject to claims alleging infringement of third-party intellectual property rights. In addition, we may be required to indemnify our distribution partners and end-users for similar claims made against them. Any claims against us could require us to spend significant time and money in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. As a result, claims against us could materially adversely affect our business. For more information, see "Business -- Proprietary Rights."

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     We may make investments in complementary companies, technologies, services or products if we find appropriate opportunities. If we buy a company, we could have difficulty assimilating the personnel and operations of the acquired company. If we make other types of acquisitions, assimilating the technology, services or products into our operations could be difficult. Acquisitions can disrupt our ongoing business, distract management and other resources and make it difficult to maintain our standards, controls and procedures. We may not succeed in overcoming these risks or in any other problems we might encounter in connection with any future acquisitions. In addition, we may be required to incur debt or issue equity securities to pay for any future acquisitions.

RISK OF UNDETECTED SOFTWARE ERRORS

     Our software products are complex and may contain certain undetected errors, particularly when first introduced or when new versions or enhancements are released. We have previously discovered software errors in certain of our new products after their introduction. We cannot be certain that, despite our testing, such errors will not be found in current versions, new versions or enhancements of our products after commencement of commercial shipments. Such undetected errors could result in adverse publicity, loss of revenues, delay in market acceptance or claims against us by customers, all of which could materially adversely affect our business. For additional information, see "Business -- Product Development."

YEAR 2000 RISKS

     Background. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."

     Assessment. The Year 2000 Problem could affect computers, software and other equipment that we use. Accordingly, we are reviewing our internal computer programs and systems to ensure that they will be Year 2000 compliant. We presently believe that our computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts is not expected to be material to our financial position or any year's results of operations, there can be no assurance to this effect.

     Software Sold to Consumers. Although the latest versions of BindView EMS are designed to be Year 2000 compliant, releases of BindView EMS before version 5.2a are not Year 2000 compliant or have not been tested for Year 2000 compliance. In addition, we believe that it is not possible to determine with complete accuracy that all Year 2000 Problems affecting our software products have been identified or corrected due to the complexity of our products and the fact that these products interact with other third party vendor products and operate on computer systems that are not under our control.

     Internal Infrastructure. We believe that we have identified substantially all of the major computers, software applications and related equipment used in connection with our internal operations that must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We have commenced the process of modifying, upgrading and replacing our accounting and contract management systems that have been identified as potentially being adversely affected and expect to complete this process before the end of the first quarter of 1999. The cost related to these efforts is not expected to be material to our business, financial condition or results of operations.

     Systems Other Than Information Technology Systems. In addition to computers and related systems, the operation of our office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators and other common devices may be affected by the Year 2000 Problem. We are currently assessing the potential effect of, and costs of remediating, the Year 2000 Problem on this equipment. We have recently replaced our primary telephone switch with equipment that provides additional capacity and is believed to be Year 2000 compliant. We estimate that our total cost of completing any required modifications, upgrades or replacements of these internal systems will not have a material effect on our business, financial condition or results of operations.

     Suppliers. We have been gathering information from vendor web sites and available compliance statements and have initiated communications with third-party suppliers of our major computers, software and other equipment used, operated or maintained by us to identify and, to the extent possible, resolve issues involving the Year 2000 Problem. However, we have limited or no control over the actions of such third-party suppliers. Thus, while we expect that we will be able to resolve any significant Year 2000 Problems with such systems, there can be no assurance that our suppliers will resolve any or all Year 2000 Problems with such systems before the occurrence of a material disruption to our business or any of our suppliers. Any failure of these third-parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition or results of operation.

     Most Likely Consequences of Year 2000 Problems. We expect to identify and resolve all Year 2000 Problems that could materially adversely affect our business, financial condition or results of operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 Problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, we cannot accurately predict how many failures related to the Year 2000 Problem will occur or the severity, duration or financial consequences of such failures. As a result, we expect that we could possibly suffer the following consequences:

     - a significant number of operational inconveniences and inefficiencies for us and our customers that may divert our time and attention and financial and human resources from our ordinary business activities; and

     - a lesser number of serious system failures that may require significant efforts by us or our customers to prevent or alleviate material business disruptions.

     Contingency Plans. We are currently developing contingency plans to be implemented as part of our efforts to identify and correct Year 2000 Problems affecting our internal systems. We expect to complete our contingency plans by the end of the first quarter of 1999. Depending on the systems affected, these plans could include (i) accelerated replacement of affected equipment or software, (ii) short- to medium-term use of backup equipment and software, (iii) increased work hours for our personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 Problems which arise or to provide manual workarounds for information systems (iv) and other similar approaches. If we are required to implement any of these contingency plans, such plans could have a material adverse effect on our business, financial condition or results of operations. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

RISK OF PRODUCT LIABILITY CLAIMS

     Because our product design provides critical network management services, we may receive significant liability claims. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. These limitations may not, however, preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business. For additional information, see "Business -- Products and Technology" and "-- Product Development."

CONTROL BY OFFICERS AND DIRECTORS


     When this offering is completed, the officers, directors, five percent or greater shareholders and their affiliates in the aggregate will beneficially own approximately 58.5% of the outstanding common stock. These shareholders will continue to control BindView and, if they act together, could elect all of the directors, appoint management and control all matters submitted to our stockholders for a vote. For additional information, see "Principal and Selling Shareholders."


ANTI-TAKEOVER PROVISIONS

     Incumbent management and our Board of Directors could use certain provisions of our certificate of incorporation and Delaware law to make it more difficult for a third party to acquire control of our company, even if the change in control might be beneficial to our stockholders. This could discourage potential takeover attempts and could adversely affect the market price of our common stock. For additional information, see "Description of Capital Stock" and "Management -- Stock Option Plans."

SHARES ELIGIBLE FOR FUTURE SALE


     The market price of our common stock could drop due to possible sales of a large number of shares in the market after this offering or in response to the perception that such sales could occur. In addition to the 4,400,350 shares of Common Stock that are freely tradeable following our initial public offering in July 1998, all of the 3,000,000 shares sold in this offering will be freely tradable. All of the other shares outstanding after this offering will be "restricted securities" under applicable securities laws. Approximately 1,350,000 of these shares will be eligible for sale on January 24, 1999 when the initial public offering lockup agreements expire. In addition, holders of approximately 6,860,000 shares of Common Stock have signed 90-day lockup agreements and holders of approximately 4,750,000 shares have signed 180-day lockup agreements with the underwriters. After these lockup periods expire, all of such shares will be eligible for immediate sale subject to the terms of, Rule
144. BancBoston Robertson Stephens can release shares from one or more of the lock-up agreements without our approval. In addition, holders of approximately 11 million shares have the right to request that we register those shares for sale in the public market.


IMMEDIATE AND SUBSTANTIAL DILUTION


     The offering price of shares of the common stock is substantially higher than the book value per share of the outstanding common stock. As a result, purchasers of shares of the common stock in this offering will incur immediate and substantial dilution of $18.09 per share. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent such outstanding options are exercised, there will be further dilution. For additional information, see "Shares Eligible for Future Sale."


POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources. See "Price Range of Common Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 300,000 shares of Common Stock offered by the Company hereby will be approximately $5.5 million ($6.4 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. BindView expects to use the proceeds from the sale of Common Stock offered by the Company for general corporate purposes and to cover expenses related to this offering.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BVEW." Public trading of the Common Stock commenced on July 24, 1998. Prior to that, there was no public market for the Common Stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the Common Stock on the Nasdaq National Market.


                         1998                              HIGH         LOW
                         ----                             ------       ------
Third Quarter (from July 24, 1998)....................    $20.13       $ 9.75
Fourth Quarter (through December 3, 1998).............    $25.75       $14.50



     As of September 30, 1998, there were approximately 80 holders of record of the Company's Common Stock. On December 3, 1998, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $21.50 per share.


                                DIVIDEND POLICY

     Prior to becoming a C Corporation in October 1997, the Company paid distributions to its S Corporation shareholders in amounts generally consistent with their tax liabilities arising from their allocable share of S Corporation earnings. Since becoming a C Corporation, the Company has not declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the unaudited total capitalization of the Company as of September 30, 1998, (i) on an actual basis and (ii) on an as adjusted basis to reflect the sale of 300,000 shares of Common Stock by the Company at the public offering price of $21.00 per share and the exercise of options to purchase 95,200 shares of Common Stock with an average exercise price of $2.46. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Shareholders' equity:
  Common Stock: no par value, 100,000,000 shares authorized,
     19,965,170 shares issued and outstanding, actual and
     20,360,370 shares issued and outstanding, as
     adjusted(1)............................................  $     1     $     1
  Additional paid-in capital................................   56,244      62,637
  Accumulated deficit.......................................   (3,308)     (3,308)
                                                              -------     -------
          Total shareholders' equity........................   52,937      59,330
                                                              -------     -------
          Total capitalization..............................  $52,937     $59,330
                                                              =======     =======


---------------


(1) Based on the number of shares outstanding as of September 30, 1998. Excludes 4,653,834 shares subject to options outstanding as of September 30, 1998 at a weighted average exercise price of $3.12 per share and 1,379,838 shares reserved for issuance under the Company's Stock Option Plan. See
    "Management -- Stock Option Plans" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The net tangible book value of the Company as of September 30, 1998 was $52,937,000, or approximately $2.65 per share. "Adjusted net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding on an as adjusted basis. The adjusted net tangible book value of the Company as of September 30, 1998 would have been approximately $59,330,000 or $2.91 per share after giving effect to the sale of 300,000 shares of Common Stock offered by the Company in this offering at the public offering price of $21.00 per share and the application of the estimated net proceeds therefrom. This represents an immediate increase in the adjusted net tangible book value of $0.26 per share to existing shareholders and an immediate dilution of $18.09 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates this per share dilution:



Public offering price..............................................   $21.00
  Net tangible book value as of September 30, 1998(1).......  $2.65
                                                              -----
  Increase attributable to new investors....................  $0.26
Adjusted net tangible book value as of September 30, 1998(1).......   $ 2.91
                                                                      ------
Dilution to new investors(1).......................................   $18.09
                                                                      ======



     The following table summarizes, on an adjusted basis as of September 30, 1998, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and by the new shareholders before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company at the public offering price of $21.00 per share.



                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                       --------------------    ---------------------    AVERAGE PRICE
                                         NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                       ----------   -------    -----------   -------    -------------
Existing shareholders(2).............  20,060,370      99%     $41,964,000      87%        $ 2.09
New shareholders(1)(2)...............     300,000       1        6,300,000      13          21.00
                                       ----------     ---      -----------     ---
          Totals.....................  20,360,370     100%     $48,264,000     100%
                                       ==========     ===      ===========     ===


------------

(1) Excludes 4,653,834 shares subject to outstanding options as of September 30, 1998 at a weighted average exercise price of $3.12 per share and 1,379,838 shares reserved for issuance under the Company's Stock Option Plan. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management -- Stock Option Plans" and Note 7 of the Notes to Consolidated Financial Statements.

(2) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 17,360,370, or 85% (16,955,370, or 83%, if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 3,000,000, or 15% (3,450,000, or 17%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Shareholders."

                              CERTAIN INFORMATION

     The Company's principal executive offices are located at 3355 West Alabama, Suite 1200, Houston, Texas 77098, and its telephone number is (713) 843-1799. The Company's Web site is located at www.bindview.com. Information contained in its Web site is not a part of this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus. The consolidated statements of operations data for the years ended December 31, 1995, 1996 and 1997, and the consolidated balance sheet data at December 31, 1996 and 1997, are derived from audited consolidated financial statements included elsewhere in this Prospectus. Statements presented for all previous periods are derived from audited financial statements not included in this Prospectus. The consolidated statements of operations data for the nine months ended September 30, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company, which are included elsewhere herein. The unaudited financial information reflects all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair statement of the financial data for such period. The results of operations for the nine months ended September 30, 1998, are not necessarily indicative of results to be expected for any future period.

                                                                                                          NINE MONTHS ENDED
                                                                 FISCAL YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                          ---------------------------------------------   ------------------
                                                           1993     1994     1995     1996       1997      1997       1998
                                                          ------   ------   ------   -------   --------   -------    -------
                                                                                                             (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
 Licenses...............................................  $3,031   $5,171   $7,005   $ 9,720   $ 17,821   $10,782    $18,587
 Services...............................................      --       --      328     1,282      3,017     1,871      5,366
                                                          ------   ------   ------   -------   --------   -------    -------
       Total revenues...................................   3,031    5,171    7,333    11,002     20,838    12,653     23,953
                                                          ------   ------   ------   -------   --------   -------    -------
Cost of revenues:
 Cost of licenses.......................................     626      564      693       465        644       379        790
 Cost of services.......................................      --       --      139       362        624       386        722
                                                          ------   ------   ------   -------   --------   -------    -------
       Total cost of revenues...........................     626      564      832       827      1,268       765      1,512
                                                          ------   ------   ------   -------   --------   -------    -------
Gross profit............................................   2,405    4,607    6,501    10,175     19,570    11,888     22,441
                                                          ------   ------   ------   -------   --------   -------    -------
Costs and expenses:
 Sales and marketing....................................     983    2,256    3,234     4,197      9,088     5,521     10,935
 Research and development...............................     615      820    1,249     2,088      3,573     2,159      5,944
 General and administrative.............................     411    1,022    1,235     1,472      2,943     1,544      2,313
 Stock compensation expense.............................      --       --       --       436     15,262        --         --
                                                          ------   ------   ------   -------   --------   -------    -------
Operating income (loss)(1)..............................     396      509      783     1,982    (11,296)    2,664      3,249
Other income (expense), net.............................      (7)     (21)     (29)        8        118        51        756
                                                          ------   ------   ------   -------   --------   -------    -------
Income (loss) before income tax provision...............     389      488      754     1,990    (11,178)    2,715      4,005
Provision (benefit) for income tax......................      --       --       --        --     (3,150)       --      1,276
                                                          ------   ------   ------   -------   --------   -------    -------
Net income (loss).......................................     389      488      754     1,990     (8,028)    2,715      2,729
Pro forma charge (benefit) in lieu of income taxes......     136      171      264       697       (765)      951         --
                                                          ------   ------   ------   -------   --------   -------    -------
Pro forma net income (loss)(2)(3).......................  $  253   $  317   $  490   $ 1,293   $ (7,263)  $ 1,764    $    --(6)
                                                          ======   ======   ======   =======   ========   =======    =======
Diluted pro forma net income (loss) per share(4)(5).....  $ 0.03   $ 0.04   $ 0.06   $  0.12   $  (0.88)  $  0.12    $  0.14
                                                          ======   ======   ======   =======   ========   =======    =======
Shares used in computing diluted pro forma net income
 (loss) per share(4)(5).................................   8,228    8,228    8,228    11,046      8,232    14,295     19,543
                                                          ------   ------   ------   -------   --------   -------    -------

                                                                            DECEMBER 31,
                                                              -----------------------------------------   SEPTEMBER 30,
                                                              1993    1994     1995     1996     1997         1998
                                                              ----   ------   ------   ------   -------   -------------
                                                                           (IN THOUSANDS)                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $(41)  $  197   $  671   $1,750   $10,823      $49,122
Total assets................................................  925     1,552    2,747    4,016    16,509       60,520
Long-term liabilities, net of current portion...............   --        --       68       --        --           --
Total shareholders' equity..................................  287       707    1,214    2,647    12,250       52,937

---------------

(1) Operating income excluding stock compensation expense of $436 and $15,262 in 1996 and 1997, respectively, recognized in connection with the Company's terminated Phantom Stock Plan and a terminated provision of an employment agreement would have been $2,418 and $3,966 in 1996 and 1997, respectively. The Company believes these data may be useful to investors. However, such data are not prepared in accordance with generally accepted accounting principles and investors should not utilize these data as a substitute for operating income.

(2) Pro forma net income excluding stock compensation expense of $436 and $15,262 option in 1996 and 1997, respectively, recognized in connection with the Company's terminated Phantom Stock Plan and a terminated provision of an employment agreement would have been $1,577 and $2,655 in 1996 and 1997, respectively. The Company believes these data may be useful to investors. However, such data are not prepared in accordance with generally accepted accounting principles and investors should not utilize these data as a substitute for pro forma net income.

(3) Net income adjusted for a pro forma charge in lieu of income taxes as if the Company were a C Corporation for all periods.

(4) See Note 10 of the Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing diluted pro forma net income (loss) per share.

(5) The amounts for the nine months ended September 30, 1998 represent actual diluted net income per share rather than pro forma diluted net income per share and the number of shares used to determine such amount.

(6) Not applicable as the Company was a C Corporation for the entire period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     BindView develops, markets and supports a suite of systems management software products that manage the security and integrity of complex, distributed client/server networks operating on Microsoft Windows NT and Novell NetWare environments. The Company's primary product line, BindView EMS, provides software solutions for systems administration, security management, enterprise inventory of LAN assets and Year 2000 assessment of PC hardware and software. BindView EMS can be used by network administrators, security auditors and other IT personnel to proactively identify, diagnose and, in many cases, fix a wide range of systems management problems allowing organizations to reduce the Total Cost of Ownership of enterprise computing.

     BindView was founded in 1990 and in 1991 introduced the first generation of its customizable report generator for NetWare file servers. In 1993, the Company added inventory and asset management capabilities and released the BindView Network Control System ("BindView NCS"). In 1996, BindView NCS was supplanted by the BindView Enterprise Management System ("BindView EMS"), a completely redesigned product utilizing a Windows-based, object-oriented architecture. The release of BindView EMS was also accompanied by the release of NOSadmin for NetWare 3 and NOSadmin for NetWare 4. NOSadmin for Windows NT began shipping in early 1997 and NETinventory was added to the product family in mid-1997.

     The Company's revenues totaled $7.3 million, $11.0 million and $20.8 million in 1995, 1996 and 1997, respectively, substantially all of which have been derived from the sale of BindView NCS and BindView EMS related products and services. The Company has been profitable each year since 1991 and, since the third quarter of 1995, has experienced 13 consecutive quarters of profitability (before stock compensation expense charges related to the termination of the Phantom Stock Plan in October 1997 effecting profitability in 1997 and the fourth quarter of 1997). However, there can be no assurance the Company will remain profitable on a quarterly or annual basis. See "Risk Factors -- Our Quarterly Financial Operating Results are Subject to Significant Fluctuations," "-- We Have a Limited Operating History."

     To date, all of the Company's revenues have been dependent upon Windows NT and NetWare operating systems. However, the Company does not believe that future revenues are dependent upon the continued acceptance of either of these operating systems alone and that disparate sales of either Windows NT or NetWare will not have a material adverse effect upon the Company's business, operating results and financial condition.

     Pricing of the Company's software product licenses is based on the number of servers, workstations and/or users. The Company may provide discounts for customers with large installations or when several BindView EMS products are licensed concurrently. The annual subscription contract is purchased separately by customers at their discretion and is a separate component that is offered for a fee generally equal to 21% of the retail price of the perpetual license fee. Prior to January 1, 1998, the Company provided telephone support services free of charge and sold product upgrades separately or through subscription contracts. Subsequent to that date, the Company began requiring customers to purchase a subscription contract in order to have access to such support services and updates. Subscription contract revenues both before and after January 1, 1998 are recognized ratably over the contract term. Subscription contracts typically include telephone support and product updates, when and if available. Most customers with large implementations of BindView EMS products have purchased subscription contracts and have renewed such contracts on an annual basis.

     The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2. The Company sells its products under perpetual licenses and recognizes its license revenues upon meeting each of the following criteria: (i) execution of a written purchase order, license agreement or contract; (ii) delivery of software or, if the customer has previously received evaluation software, delivery of the software license code; (iii) issuance of the related license, with no significant vendor obligations or customer acceptance rights outstanding; (iv) the license fee is fixed or determinable; and (v) collectibility is assessed as being probable. Revenues from perpetual licenses are recorded as license revenues in the Statements of Operations. Service revenues include subscription contracts and professional services. Subscription contract revenues are recognized ratably over the one year contract term. The portion of subscription contract revenues that have not yet been recognized as revenue is reported as deferred revenue in the accompanying balance sheet. However, costs associated with selling such contracts are recognized in the period in which they were incurred. Professional service revenues are recognized as such services are performed and have historically been immaterial.

     The Company markets and sells its products through direct telesales, VARs, distributors and systems integrators. The Company's direct telesales organization generates the substantial majority of sales to North America customers. Conversely, VARs, distributors and systems integrators generate the substantial majority of sales to international customers. In 1998, the Company launched its international direct telesales effort by forming wholly owned subsidiaries in Germany and France. Historically, substantially all sales have been invoiced and paid in U.S. dollars. However, the Company anticipates international expansion will result in the Company transacting business in foreign currencies. The Company may implement a foreign currency forward-hedging program to mitigate the foreign currency transaction risk in the future. See "Risk Factors -- Risks Associated with International Sales and Operations."

     At the time of its incorporation, the Company (then operating as The LAN Support Group, Inc.) elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. As an S Corporation, the Company's shareholders were liable for federal income tax liabilities resulting from the Company's operations. On October 16, 1997, the Company's status as an S Corporation was terminated and for periods thereafter the Company has been liable for federal income taxes. The Company has recognized a pro forma charge in lieu of income taxes in its Consolidated Statements of Operations for the periods prior to its C Corporation status to reflect income tax charges as if the Company had been a C Corporation for all periods presented. Prior to the termination of its S Corporation status, the Company declared distributions as dividends to shareholders payable in cash in an amount generally equal the tax consequence created by the S Corporation's earnings up to the date of such termination. The Company has no plans to pay any dividends or distributions in the foreseeable future.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

                                                                             NINE MONTHS
                                                                                ENDED
                                                YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                                ------------------------    -------------
                                                 1995     1996     1997     1997    1998
                                                ------   ------   ------    -----   -----
Revenues:
  Licenses....................................   95.5%    88.3%    85.5%     85.2%   77.6%
  Services....................................    4.5     11.7     14.5      14.8    22.4
                                                -----    -----    -----     -----   -----
          Total revenues......................  100.0    100.0    100.0     100.0   100.0
                                                -----    -----    -----     -----   -----
Cost of revenues:
  Cost of licenses............................    9.5      4.2      3.1       3.0     3.3
  Cost of services............................    1.8      3.3      3.0       3.0     3.0
                                                -----    -----    -----     -----   -----
          Total cost of revenues..............   11.3      7.5      6.1       6.0     6.3
                                                -----    -----    -----     -----   -----
Gross margin..................................   88.7     92.5     93.9      94.0    93.7
                                                -----    -----    -----     -----   -----
Costs and expenses:
  Sales and marketing.........................   44.1     38.1     43.6      43.6    45.7
  Research and development....................   17.0     19.0     17.1      17.1    24.8
  General and administrative..................   16.8     13.4     14.1      12.2     9.6
  Stock compensation expense..................     --      4.0     73.2        --      --
                                                -----    -----    -----     -----   -----
Operating income (loss).......................   10.8     18.0    (54.1)     21.1    13.6
Other income (expense), net...................   (0.4)     0.1      0.6       0.4     3.1
                                                -----    -----    -----     -----   -----
Income (loss) before income tax provision.....   10.4     18.1    (53.5)     21.5    16.7
Provision (benefit) for income tax............     --       --    (15.1)       --     5.3
                                                -----    -----    -----     -----   -----
Net income (loss).............................   10.4     18.1    (38.4)     21.5    11.4
Pro forma charge (benefit) in lieu of income
  taxes.......................................    3.6      6.3     (3.6)      7.6      --
                                                -----    -----    -----     -----   -----
          Pro forma net income (loss).........    6.8%    11.8%   (34.8)%    13.9%     --%
                                                =====    =====    =====     =====   =====

  Revenues

     The Company's revenues are derived from the sale of software products and related services including subscription contracts. The Company's revenues were $7.3 million, $11.0 million and $20.8 million in 1995, 1996 and 1997, respectively, representing increases of $3.7 million or 50% from 1995 to 1996 and $9.8 million or 89% from 1996 to 1997. The Company's revenues were $12.7 million and $24.0 million for the nine months ended September 30, 1997 and 1998, respectively, representing an increase of $11.3 million or 89% over the comparable nine months of the prior year. The Company had no customer that accounted for more than 10% of its revenues in 1996, 1997 or for the nine months ended September 30, 1998. Revenues recognized from sales to customers outside North America, primarily in the United Kingdom and Europe, represented approximately 16%, 10%, 13% and 10% in 1995, 1996, 1997 and for the nine months ended September 30, 1998, respectively.

     The Company's license revenues were $7.0 million, $9.7 million and $17.8 million in 1995, 1996 and 1997, respectively, representing increases of $2.7 million or 39% from 1995 to 1996 and $8.1 million or 83% from 1996 to 1997. The Company's license revenues were $10.8 million and $18.6 million for the nine months ended September 30, 1997 and 1998, respectively, representing an increase of $7.8 million or 72% over the comparable nine months of the prior year. The increase in the Company's license revenues over this time period has resulted from new product introductions and enhancements, increases in the average transaction size and increases in the size and productivity of the Company's sales force. The increase in the Company's license revenues from 1995 to 1996 resulting from the release of the Windows-based BindView EMS product family, including NOSadmin for NetWare 3 and NOSadmin for NetWare 4, approximated $3.9 million. The increase in the Company's license revenues from 1996 to 1997 resulting from continued market acceptance of BindView EMS, including the release of NOSadmin for Windows NT and the release of NETinventory which approximated $4.8 million. The increase in the Company's license revenues from the nine months ended September 30, 1997 to the nine months ended September 30, 1998, resulted from those reasons cited for the growth between 1996 and 1997, as well as product enhancements to NETinventory to include Year 2000 auditing capabilities for PC hardware and software.

     The Company's service revenues were $328,000, $1.3 million and $3.0 million in 1995, 1996 and 1997, respectively, representing increases of $1.0 million or 291% from 1995 to 1996 and $1.7 million or 135% from 1996 to 1997. The Company's service revenues were $1.9 million and $5.4 million for the nine months ended September 30, 1997 and 1998, respectively, representing an increase of $3.5 million or 187% over the comparable nine months of the prior year. The increase in the Company's service revenues from 1995 through the first nine months of 1998 resulted primarily from increases in purchases of subscription contracts by the Company's growing installed customer base and larger dollar value of subscription agreements resulting from increases in the average size of customer licensing agreements. In particular, the increase in the Company's service revenues from the nine months ended September 30, 1997 to the nine months ended September 30, 1998 resulted primarily from increases in sales of subscription contracts to new and existing customers as a result of a change in the Company's policies with respect to technical support and product upgrades. Prior to January 1, 1998, the Company provided telephone support free of charge and sold product upgrades separately or through subscription contracts. Subsequent to that date, the Company began requiring customers to purchase a subscription contract in order to have access to such support services and updates. As subscription contracts are recognized ratably over the one year contract term, an increase in such revenues as a percentage of total revenues would result in greater deferred revenue recognition. This would, in turn, impact the Company's operating margins. See "Risk Factors -- Our Quarterly Financial Operating Results are Subject to Significant Fluctuations."

  Cost of Revenues

     Cost of licenses includes product manuals, packaging, distribution and media costs for the Company's software products. Cost of licenses were $693,000, $465,000 and $644,000 in 1995, 1996 and 1997, respectively, and $379,000 and
$790,000 for the nine months ended September 30, 1997 and 1998, respectively. The cost of licenses decreased $228,000 or 33% from 1995 to 1996, increased $179,000 or 38% from 1996 to 1997 and increased $411,000 or 108% from the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1998. In 1996, the Company instituted a policy of qualifying potential customers before delivering evaluation copies of the Company's software, resulting in a decrease in the absolute cost of licenses. Since 1996, the cost of licenses has increased primarily due to increases in product shipments. Cost of licenses as a percentage of license revenues were 9.9%, 4.8% and 3.6% for 1995, 1996 and 1997, respectively, and 3.0% and 3.3% for the nine months ended September 30, 1997 and 1998, respectively. The Company believes these costs will remain relatively constant on a percentage basis in the future, although there will continue to be quarterly fluctuations due to the timing of certain expenses.

     Cost of services includes personnel and other costs related to technical support and professional services. Cost of services were $139,000, $362,000 and $624,000 in 1995, 1996 and 1997, respectively, and $386,000 and $722,000 for the nine months ended September 30, 1997 and 1998, respectively. The cost of services increased $223,000 or 160% from 1995 to 1996, $262,000 or 72% from 1996 to 1997 and $336,000 or 87% from the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1998. The increase in the Company's cost of services from 1995 through the first nine months of 1998 resulted primarily from increases in the cost of technical support staff providing support to the Company's growing customer base and increases in the cost of professional services staff providing customer training and implementation services. Cost of services as a percentage of service revenues were 42.4%, 28.2% and 20.7% for 1995, 1996 and 1997, respectively, and 20.6% and
13.6% for the nine months ended September 30, 1997 and 1998, respectively. These decreases in the Company's cost of services as a percentage of service revenues from 1995 to the first nine months of 1998 resulted primarily from service revenues outpacing technical support staffing levels. The Company believes services gross margin as a percentage of service revenues in the future will remain relatively consistent with services gross margins realized in the first nine months of 1998. Professional service revenues generally results in a lower gross margin than other types of revenues and in the event that professional service revenues increase as a percentage of total revenues, the Company's gross margin may be adversely affected.

  Costs and Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by sales and marketing personnel, general office expenses, travel and entertainment and promotional expenses. Sales and marketing expenses were $3.2 million, $4.2 million and $9.1 million in 1995, 1996 and 1997, respectively, and $5.5 million and $10.9 million for the nine months ended September 30, 1997 and 1998, respectively. Sales and marketing expenses increased $1.0 million or 30% from 1995 to 1996, $4.9 million or 117% from 1996 to 1997 and $5.4 million or 98% from the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1998. The increase in the Company's sales and marketing expenses from 1995 through the first nine months of 1998 resulted primarily from the hiring of sales management and additional sales personnel, as well as higher commissions paid as a result of the Company's revenue growth. The increase in the Company's sales and marketing expenses from 1996 to 1997 also resulted from increases in investment in marketing programs, particularly a series of NT Security Seminars utilized to raise awareness of the Company's security products. The increase in the Company's sales and marketing expenses from the nine months ended September 30, 1997 to the nine months ended September 30, 1998 also resulted from personnel and start-up costs associated with the launch of a direct telesales organization in Germany and France during 1998. Sales and marketing expenses as a percentage of total revenues were 44.1%, 38.1% and 43.6% for 1995, 1996 and 1997, respectively, and 43.6% and 45.7% for the nine months ended September 30, 1997 and 1998, respectively. As the Company continues to devote resources to the expansion of the Company's sales and marketing organization, the Company expects that the annual sales and marketing expenses as a percentage of total revenues will continue to be similar to the percentage recorded in 1997 for the foreseeable future.

     Research and Development. Research and development expenses consist primarily of salaries and benefits of product development, product management and quality assurance personnel, payments to contract programmers and expendable equipment purchases. Research and development expenses were $1.2 million, $2.1 million and $3.6 million for 1995, 1996 and 1997, respectively, and $2.2 million and $5.9 million for the nine months ended September 30, 1997 and 1998, respectively. Research and development expenses increased $900,000 or 67% from 1995 to 1996, $1.5 million or 71% from 1996 to 1997 and $3.8 million or 175%
from the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1998. The increase in the Company's research and development expenses for each period resulted primarily from an increase in the number of development and quality assurance personnel to support the development of new products and enhancements to existing products and an increase in compensation levels for such personnel. In addition, in 1997 the Company formed a new product management group to identify technical specifications and market opportunities for new and existing products. Most of the new members of this group were hired in the fourth quarter of 1997 and the first quarter of 1998. Research and development expenses as a percentage of total revenues represented 17.0%, 19.0% and 17.1% for 1995, 1996 and 1997, respectively, and 17.1% and 24.8% for the nine months ended September 30, 1997 and 1998, respectively. The increase in the Company's research and development expenses as a percentage of total revenues from the nine months ended September 30, 1997 to the nine months ended September 30, 1998 resulted primarily from hiring of new product management personnel dedicated to identifying new market opportunities for its products. The Company believes that a significant increase in its research and development investment is essential for it to maintain market leadership and continue to expand its product line. Accordingly, the Company anticipates it will continue to devote substantial resources to product research and development for the foreseeable future, and that research and development expenses will remain relatively constant as a percentage of total revenue recorded for the first nine months of 1998, but will increase in absolute dollars. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development expenditures generally have been charged to operations as incurred and any capitalizable amounts have been immaterial.

     General and Administrative. General and administrative expenses consist primarily of salaries, personnel and related costs for the Company's executive, administrative, finance and information services staff. General and administrative expenses were $1.2 million, $1.5 million and $2.9 million for 1995, 1996 and 1997, respectively, and $1.5 million and $2.3 million for the nine months ended September 30, 1997 and 1998, respectively. The increase in the Company's general and administrative expenses of $300,000 or 19% from 1995 to 1996 resulted primarily from additions to the Company's executive management team and finance department. The increase in the Company's general and administrative expenses of $1.4 million or 100% from 1996 to 1997 resulted primarily from increases in compensation levels, including bonuses, resulting from the Company's operating results exceeding budgeted levels, a nonrecurring provision made for the early termination of the Company's operating facility lease, increases in provisions for bad debt reserves related to the Company's 1997 fourth quarter revenue growth and increases in legal and accounting fees due to the termination of the Phantom Stock Plan and the related private placement and stock repurchase with each of these factors contributing equally to the increase. The increase in the Company's general and administrative expenses of $800,000 or 50% from the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1998 resulted from increases in the numbers of employees. General and administrative expenses as a percentage of total revenues were 16.8%, 13.4% and 14.1% for 1995, 1996 and 1997, respectively, and 12.2% and 9.6% for the nine months ended September 30, 1997 and 1998, respectively. The Company expects that general and administrative expenses will remain relatively constant as a percentage of total revenue, but will increase in absolute dollars as the Company increases the number of administrative personnel and upgrades its internal and financial reporting systems. Also, the Company anticipates additional expenses due to a relocation of its office facilities and costs related to being a public company, including, but not limited to, annual and other public reporting costs, directors' and officers' liability insurance, investor relations programs and professional services fees.

     Stock Compensation Expense. Stock compensation expenses were $436,000 and $15.3 million for 1996 and 1997, respectively an increase of $14.8 million or 3,400%. In 1996, such expenses resulted from a lump sum cash payment to an employee in consideration of forfeiture of certain phantom stock units under the Company's Phantom Stock Plan. In 1997, $14.7 million of such expense resulted from the non-recurring issuance of 4,944,800 million shares of Common Stock in connection with the termination of the Company's Phantom Stock Plan and $550,000 of such expense resulted from the issuance of a warrant to purchase 437,500 shares of Common Stock to an officer in exchange for the extinguishment of a bonus provision in his option agreement. See "Certain Transactions -- Phantom Stock Plan."

     Provision for Income Taxes. Prior to October 16, 1997, the Company was treated as a Subchapter S Corporation for federal income tax purposes. Accordingly, the Company recorded no federal income tax expense for 1995, 1996 and the period from January 1, 1997 to October 16, 1997. The taxable income generated by the Company's operations during the period were reported in the income tax returns of the individual shareholders. A pro forma charge in lieu of income taxes has been recognized in the Company's Consolidated Statement of Operations to reflect income taxes as if the Company had been a C Corporation for all periods. At September 30, 1998, the Company had a federal net operating loss carryforward of approximately $3.5 million, that may be utilized to reduce future taxable income through the year 2012, subject to certain annual limitations.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited consolidated statements of operations data for the nine quarters ended September 30, 1998, as well as the percentage of the Company's revenues represented by each item. This data has been derived from unaudited interim consolidated financial statements prepared on the same basis as the audited Consolidated Financial Statements contained herein and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                         QUARTER ENDED
                              ---------------------------------------------------------------------------------------------------
                              SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                1996        1996       1997       1997       1997        1997       1998       1998       1998
                              ---------   --------   --------   --------   ---------   --------   --------   --------   ---------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
  Licenses..................   $.2,460     $3,641     $2,950     $3,308     $4,524     $  7,039    $4,384     $6,219     $ 7,984
  Services..................      212         435        473        604        794        1,146     1,456      1,774       2,136
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
        Total revenues......    2,672       4,076      3,423      3,912      5,318        8,185     5,840      7,993      10,120
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Cost of revenues:
  Cost of licenses..........      117         175         91        138        150          265       208        254         329
  Cost of services..........       71         105        105        142        139          238       215        226         281
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
        Total cost of
          revenues..........      188         280        196        280        289          503       423        480         610
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Gross profit................    2,484       3,796      3,227      3,632      5,029        7,682     5,417      7,513       9,510
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Costs and expenses:
  Sales and marketing.......    1,180       1,335      1,369      1,827      2,325        3,567     2,708      3,733       4,493
  Research and
    development.............      586         618        622        700        837        1,414     1,643      2,050       2,250
  General and
    administrative..........      338         482        511        483        550        1,399       676        735         903
  Stock compensation
    expense.................       --         436         --         --         --       15,262        --         --          --
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Operating income (loss).....      380         925        725        622      1,317      (13,960)      390        995       1,864
Other income (expense),
  net.......................        2           5         14         15         22           67       129        142         485
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Income (loss) before income
  tax provision.............      382         930        739        637      1,339      (13,893)      519      1,137       2,349
Provision (benefit) for
  income tax................       --          --         --         --         --       (3,150)      122        332         822
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Net income (loss)...........      382         930        739        637      1,339      (10,743)      397        805       1,527
Pro forma charge (benefit)
  in lieu of income taxes...      134         326        259        223        469       (1,716)       --         --          --
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Pro forma net income
  (loss)....................   $  248      $  604     $  480     $  414     $  870     $ (9,027)   $   --     $   --     $    --
                               ======      ======     ======     ======     ======     ========    ======     ======     =======
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Licenses..................     92.1%       89.3%      86.2%      84.6%      85.1%        86.0%     75.1%      77.8%       78.9%
  Services..................      7.9        10.7       13.8       15.4       14.9         14.0      24.9       22.2        21.1
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
        Total revenues......    100.0       100.0      100.0      100.0      100.0        100.0     100.0      100.0       100.0
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Cost of revenues:
  Cost of licenses..........      4.3         4.3        2.6        3.6        2.8          3.2       3.6        3.2         3.2
  Cost of services..........      2.7         2.6        3.1        3.6        2.6          2.9       3.6        2.8         2.8
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
        Total cost of
          revenues..........      7.0         6.9        5.7        7.2        5.4          6.1       7.2        6.0         6.0
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Gross margin................     93.0        93.1       94.3       92.8       94.6         93.9      92.8       94.0        94.0
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Costs and expenses:
  Sales and marketing.......     44.2        32.8       40.0       46.7       43.7         43.6      46.4       46.7        44.4
  Research and
    development.............     22.0        15.1       18.2       17.9       15.8         17.3      28.1       25.6        22.2
  General and
    administrative..........     12.6        11.8       14.9       12.3       10.3         17.1      11.6        9.2         9.0
  Stock compensation
    expense.................       --        10.7         --         --         --        186.5        --         --          --
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Operating income (loss).....     14.2        22.7       21.2       15.9       24.8       (170.6)      6.7       12.4        18.4
Other income (expense),
  net.......................      0.1         0.1        0.4        0.4        0.4          0.8       2.2        1.8         4.8
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Income (loss) before income
  tax provision.............     14.3        22.8       21.6       16.3       25.2       (169.8)      8.9       14.2        23.2
Provision (benefit) for
  income tax................       --          --         --         --         --        (38.5)      2.1        4.2         8.1
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Net income (loss)...........     14.3        22.8       21.6       16.3       25.2       (131.3)      6.8       10.0        15.1
Pro forma charge (benefit)
  in lieu of income taxes...      5.0         8.0        7.6        5.7        8.8        (21.0)       --         --          --
                               ------      ------     ------     ------     ------     --------    ------     ------     -------
Pro forma net income
  (loss)....................      9.3%       14.8%      14.0%      10.6%      16.4%      (110.3)%      --%        --%         --%
                               ======      ======     ======     ======     ======     ========    ======     ======     =======

     The trends discussed in the annual comparisons of operating results from 1995 to 1997 and the first nine months of 1997 to the first nine months of 1998 are generally applicable to the comparison of quarters within the nine quarterly periods ended September 30, 1998, adjusted for the seasonality the Company has experienced as referred to below with the following exceptions of note. Given the seasonal fluctuations of the Company's revenues, operating profitability tends to be significantly higher in the fourth quarter over the preceding quarters. However, the Company's general and administrative expenses in the quarter ended December 31, 1997 exceeded levels the Company had historically experienced due to incentive bonus payments, a nonrecurring provision for the early termination of the Company's operating facility lease, an increase in the Company's provision for bad debt reserves related to the Company's large fourth quarter revenue growth and increases in legal and accounting fees.

     The Company's quarterly revenues, expenses and operating results are likely to vary significantly due to a variety of factors, such as demand for the Company's products, the size and timing of significant orders and their fulfillment, the length of sales cycle to larger customers, the number, timing and significance of product enhancements and new product announcements by the Company and its competitors, changes in pricing policies by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors or in anticipation of changes or delays in NOS technologies, the ability of the Company to develop, introduce and market new and enhanced versions of its products on a timely basis, changes in the Company's level of operating expenses, budgeting cycles of its customers, product life cycles, undetected software errors and other product quality problems, the Company's ability to attract and retain qualified personnel, changes in the Company's sales incentive plans and staffing of sales territories, changes in the mix of products and services sold, changes in the mix of domestic and international revenues, the level of international expansion, changes in the mix of channels through which the Company's products are offered, the impact of acquisitions of competitors, the Company's ability to control costs and general domestic and international economic and political conditions. The Company operates with virtually no order backlog because its software products are shipped shortly after orders are received, which makes product revenues in any quarter substantially dependent on orders booked throughout that quarter. A disproportionate amount of the Company's sales are booked in the last few weeks or days of each quarter as a result of customer buying patterns. The Company believes this pattern will continue. Moreover, the Company's expense levels are based to a significant extent on the Company's expectations of future revenues and therefore are relatively fixed in the short term. If revenue levels are below expectations, operating results are likely to be adversely and disproportionately affected because only a small portion of the Company's expenses vary with its revenues.

     The Company's quarterly operating results are subject to certain seasonal fluctuations. Historically, the Company's revenues have tended to be strongest in the fourth quarter of the year and to decrease in the first quarter of the following year. The Company believes this seasonality is due to the calendar year budgeting cycles of many of its customers and to compensation policies tending to compensate sales personnel for achieving annual revenue quotas. In future periods, the Company expects these seasonal trends may cause first quarter revenues to decrease from, or remain consistent with, the level achieved in the preceding quarter. Based upon all of the factors described above, the Company believes that its quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its operating results are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of future performance. See "Risk Factors -- Our Quarterly Financial Operating Results are Subject to Significant Fluctuations."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital increased to $49.1 million at September 30, 1998 from $10.8 million at December 31, 1997. The Company's cash and cash equivalent balance increased to $48.4 million at September 30, 1998 from $7.2 million at December 31, 1997 due primarily to the initial public offering completed on July 23, 1998, positive cash flow operating activities and the exercise of stock options and warrants. Of the $39.2 million net proceeds from the initial public offering, $30.0 million was received by the Company and $9.2 million was received by Selling Shareholders.

     From its inception to the initial public offering effective July 23, 1998, the Company has primarily been funded by cash flow generated from its operations. Net cash provided by operating activities were $1.1 million, $1.6 million, $5.1 million and $6.3 million for 1995, 1996, 1997 and the nine months ended September 30, 1998, respectively. Net cash provided by operating activities in 1997 was primarily the result of operating profitability before the non-cash stock compensation expense of $14.6 million related to the issuance of shares of the Company's Common Stock to terminate the Phantom Stock Plan.

     The Company's net cash used by financing activities was $151,000 and $783,000 in 1995 and 1996 and related primarily to the payment of S Corporation distributions. In the fourth quarter of 1997, the Company issued shares of Common Stock to employees in connection with the termination of its Phantom Stock Plan, resulting in a charge to earnings of $14.7 million. The Company financed an approximately $14.1 million Common Stock repurchase program of shares issued in connection with the termination of its Phantom Stock Plan through a private sale of $18.0 million of Preferred Stock. The Preferred Stock automatically converted into 6,320,225 shares of Common Stock upon the initial public offering effective July 23, 1998. See "Distribution of Capital Stock" and "Certain Transactions -- Phantom Stock Plan." The Company paid $1.3 million in S Corporation distributions in 1997.

     Net cash used by the Company's investing activities was $519,000, $713,000, $1.3 million and $3.1 million in 1995, 1996, 1997 and the nine months ended September 30, 1998, respectively, and relates primarily to the Company's capital expenditures and growth of the Company's infrastructure.

     The Company has a $2 million revolving line of credit and a $500,000 line of credit whereby any principal draws mature 30 months after the date of such advances. These lines are collateralized by accounts receivable, property and equipment. There were no new borrowings under these facilities in 1996, 1997 or the first nine months of 1998.

     The Company currently intends to use the net proceeds of its initial public offering and this offering for working capital and general corporate purposes, including financing accounts receivable and capital expenditures made in the ordinary course of business, as well as for possible acquisitions of businesses, products and technologies that are complementary to those of the Company. There can be no assurance the Company will be able to identify any acquisitions of businesses, products or technology that are complimentary to those of the Company or are on terms that are acceptable to the Company. Pending such uses, these proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.

     The Company believes that the net proceeds of its initial public offering and this offering, together with existing cash and cash equivalents and cash flow from operations will be sufficient to meet its normal working capital requirements for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to the Company or that any additional financing will not be dilutive.

YEAR 2000 ISSUES

     Background. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."

     Assessment. The Year 2000 Problem could affect computers, software and other equipment used by the Company. Accordingly, the Company is reviewing its internal computer programs and systems to ensure that such programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance to this effect.

     Software Sold to Consumers. Although the latest versions of BindView EMS are designed to be Year 2000 compliant, releases of BindView EMS before version 5.2a are not Year 2000 compliant or have not been tested for Year 2000 compliance. In addition, the Company believes that it is not possible to determine with complete accuracy that all Year 2000 Problems affecting the Company's software products have been identified or corrected due to the complexity of such products and the fact that such products interact with other third party vendor products and operate on computer systems that are not under the Company's control.

     Internal Infrastructure. The Company believes that it has identified substantially all of the major computers, software applications and related equipment used in connection with its internal operations that must be modified, upgraded or replaced to minimize the possibility of a material disruption to its business. The Company has commenced the process of modifying, upgrading and replacing the Company's accounting and contact management systems that have been identified as potentially being adversely affected and expects to complete this process before the end of the first quarter of 1999. The cost related to these efforts is not material to the Company's business, financial condition or results of operations.

     Systems Other Than Information Technology Systems. In addition to computers and related systems, the operation of the Company's office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators and other common devices may be affected by the Year 2000 Problem. The Company is currently assessing the potential effect of, and costs of remediating, the Year 2000 Problem on this equipment. The Company has recently replaced its primary telephone switch with equipment that provides additional capacity and is believed to be Year 2000 compliant. The Company estimates that the total cost to the Company of completing any required modifications, upgrades or replacements of these internal systems will not have a material effect on the Company's business, financial condition or results of operations. This estimate is being monitored and will be revised as additional information becomes available.

     Suppliers. The Company has been gathering information from vendor web sites and available compliance statements and has initiated communications with third-party suppliers of the major computers, software and other equipment used, operated or maintained by the Company to identify and, to the extent possible, resolve issues involving the Year 2000 Problem. However, the Company has limited or no control over the actions of such third-party suppliers. Thus, while the Company expects that it will be able to resolve any significant Year 2000 Problems with such systems, there can be no assurance that such suppliers will resolve any or all Year 2000 Problems with such systems before the occurrence of a material disruption to the business of the Company or any of its suppliers. Any failure of these third-parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition or results of operation.

     Most Likely Consequences of Year 2000 Problems. The Company expects to identify and resolve all Year 2000 Problems that could materially adversely affect its business, financial condition or results of operations. However, the Company believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting the Company have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, the Company cannot accurately predict how many failures related to the Year 2000 Problem will occur or the severity, duration or financial consequences of such failures. As a result, the Company expects that it could possibly suffer the following consequences:

     - a significant number of operational inconveniences and inefficiencies for the Company and its customers that may divert management's time and attention and financial and human resources from its ordinary business activities; and

     - a lesser number of serious system failures that may require significant efforts by the Company or its customers to prevent or alleviate material business disruptions.

     Contingency Plans. The Company is currently developing contingency plans to be implemented as part of its efforts to identify and correct Year 2000 Problems affecting its internal systems. The Company expects to complete its contingency plans by the end of the first quarter of 1999. Depending on the systems affected, these plans could include (i) accelerated replacement of affected equipment or software, (ii) short- to medium-term use of backup equipment and software, (iii) increased work hours for Company personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 Problems which arise or to provide manual workarounds for information systems (iv) and other similar approaches. If the Company is required to implement any of these contingency plans, such plans could have a material adverse effect on the Company's business, financial condition or results of operations.

     However, based on the activities described above, the Company does not believe that the Year 2000 Problem will have a material adverse effect on the Company's business, financial condition or results of operations.

     Disclaimer. The discussion of the Company's efforts and expectations relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software and unanticipated problems identified in the Company's ongoing compliance review.

                                    BUSINESS

     The following description of the Company's business should be read in conjunction with the information included elsewhere in this Prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus.

OVERVIEW

     BindView develops, markets and supports a suite of systems management software products that manage the security and integrity of complex, distributed client/server networks operating on Microsoft Windows NT and Novell NetWare environments. The Company's primary product line, BindView EMS, provides software solutions for systems administration, security management, enterprise inventory of LAN assets and Year 2000 assessment of PC hardware and software. BindView EMS can be used by network administrators, security auditors and other IT personnel to proactively identify, diagnose and, in many cases, fix a wide range of systems management problems allowing organizations to reduce the Total Cost of Ownership of enterprise computing.

INDUSTRY BACKGROUND

     The use of distributed, client/server networks has grown tremendously in the last ten years with the increase in PC-based Local Area Networks ("LANs") being one of the fastest-growing aspects of the client/ server market. These LANs, largely dependent on servers running network operating systems provided by Microsoft and Novell, are enabling a new generation of client/server applications, including e-mail and group collaboration software such as Microsoft Exchange and Lotus Notes. As a result, LANs, which were originally intended to be used as relatively simple workgroup systems, have lost their "local" characteristic and have developed into mission-critical platforms for enterprise-scale applications. As LANs, and the network operating systems that support them, have been used to operate mission-critical applications and services, organizations have become increasingly dependent upon them. According to a recent International Data Corporation ("IDC") study, shipments of Windows NT server software are projected to grow from approximately 1.0 million in 1997 to 2.7 million in 2001 and shipments of NetWare server software are projected to grow from approximately 1.1 million in 1997 to 1.2 million in 2001. Additionally, the Company believes that the average number of users supported by these LANs has been increasing.

     As LANs have grown larger and technically more complex, the problems associated with maintaining their security and integrity have increased and become more difficult for Information Technology ("IT") departments to manage. As a result, network security and integrity are increasingly at risk and the Total Cost of Ownership (initial purchase price and the ongoing cost of upgrades, maintenance and support) for client/ server computing has often climbed far beyond management's expectations when networks were initially installed. Therefore, reducing the Total Cost of Ownership has become a strategic initiative for many IT organizations, which have sought systems management software to manage the complexity and costs of client/ server computing. The management challenges associated with maintaining the security and integrity of LANs include:

     Systems Administration. Systems administrators within IT departments need to resolve a wide range of issues and problems on a daily basis, which include managing the configuration of network servers, administering users and groups and managing disk space on critical servers and workstations. Problems such as these may not be solved quickly, placing the availability of the network at risk and the use of mission-critical, client/server applications throughout an enterprise in jeopardy. Additionally, the implementation of new or upgraded network operating systems will result in increased strain on an organization's IT resources. Novell has recently shipped a major new release of its network operating system and Microsoft is planning to ship a major new release of its network operating system in the next 12 months. Each new network operating system ("NOS") upgrade adds levels of complexity and the Company believes this will be particularly true of the next major upgrade of Windows NT.

     Security. Computer security breaches are a pervasive and growing problem. A survey published in March 1998, by the Computer Security Institute ("CSI") reported that 64% of respondents had encountered computer security breaches within the last 12 months. Although many IT organizations have installed firewalls and implemented security management strategies focusing on preventing "hacking in" from outside the organization, these efforts do not address the most serious security-related losses which are the result of unauthorized access by insiders. In fact, the CSI survey found that only 24% of respondents reported penetration from outside the organization while 44% reported unauthorized access by employees. The top 18 respondents reporting unauthorized access by insiders averaged losses of over $2.8 million each.

     Asset Management. Both IT and finance departments need to identify and manage their organization's technology assets. These departments need to plan for expansion, budget for software and hardware expenditures and trouble-shoot problems with PC configurations, as well as track potential theft of expensive components. Given the proliferation of diverse products, platforms and technologies within the typical enterprise-wide IT infrastructure, taking an accurate inventory of LAN assets has been a costly and time-consuming process.

     Year 2000 Assessment. Although many organizations have focused upon the mainframe issues of the Year 2000 exposure, the costs of bringing distributed computing into compliance are now estimated by some sources at nearly half of the total cost to fix mainframe systems. The Gartner Group has estimated the total cost to find and fix desktop-related Year 2000 compliance issues to be between $10 billion and $42 billion. Year 2000 compliance issues on the LAN include problems with PC hardware, firmware and applications.

     IT departments are faced with conflicting pressures to both: (i) manage increasing complexity and guarantee better service for users who are demanding assurance of high productivity and availability and (ii) reduce the Total Cost of Ownership for client/server computing. Adding to this challenge is a lack of qualified IT personnel. In March 1998, the Information Technology Association of America estimated that there were 346,000 IT-related job vacancies in the United States. Pressure to reduce the Total Cost of Ownership and the increasing difficulty and expense in locating qualified IT personnel has driven IT management to establish processes and develop or purchase tools to manage their organization's IT assets.

     Historically, IT organizations have addressed LAN systems management problems through a combination of manual processes, custom-built tools and third-party software, but none of these alternatives have offered a completely satisfactory solution.

     Manual processes, such as performing a security audit, an inventory of network assets or a Year 2000 project assessment, are costly, time consuming and prone to human error. Many IT organizations custom-build their own systems management tools. However, these custom-built solutions (i) are generally developed by costly and hard-to-find programmers, (ii) take time to develop and thoroughly test, (iii) are frequently designed for a single purpose and cannot be used for other tasks and (iv) often need to be rewritten with new versions of the NOS.

     Most organizations have purchased at least some third-party software solutions to manage their networks and are budgeting to purchase more. IDC projects the systems management software market for the Windows and NetWare platforms to grow to over $4.6 billion by the year 2000, with security management software for Windows NT Server and NetWare accounting for $640 million of the total. Many third-party tools, including traditional "LAN Suites," focus on management of the desktop, but not on management of the NOS. Most tools that have been designed for the LAN -- including point products for security management, disk space management and other systems management tasks -- were built for managing single servers or small workgroups, and do not scale to efficiently manage networks as they grow enterprise-wide to thousands or tens of thousands of users. In addition, vendors that have traditionally developed UNIX-based systems management software have begun to port or redevelop their products to PC-based LAN environments. These products often do not meet the specific needs of the Windows NT and NetWare platforms. For example, security products from vendors of UNIX-based products are not designed to effectively deal with the configuration flexibility and complexity of Windows NT and NetWare platforms. Finally, many third-party products can often alert the IT staff that a problem has occurred but do not provide the diagnostic software to find the root cause of the problem or fix it. As an organization's dependence upon its LAN infrastructure increases, its IT department must be able to both proactively and reactively diagnose and repair its LAN-based computing resources.

     As Windows NT and NetWare networks have grown so have the challenges of deploying, upgrading, managing and changing the configuration of these networks. Organizations seek software solutions that (i) can quickly and proactively diagnose and fix a wide range of problems, (ii) are comprehensive in scope and can be used effectively by a wide range of the organization's existing IT personnel, (iii) scale to manage large, complex networks, (iv) address the unique aspects of each NOS they support and (v) can be easily deployed and maintained.

THE BINDVIEW SOLUTION

     BindView develops, markets and supports a suite of systems management software products that manage the security and integrity of complex, distributed client/server networks while reducing the Total Cost of Ownership for enterprise computing. The Company's primary product line, BindView EMS provides software solutions for systems administration, security management, enterprise inventory of LAN assets and Year 2000 assessment of PC hardware and software. BindView EMS can be used proactively to diagnose, and in many cases fix, a wide range of specific problems occurring in Windows NT and NetWare environments. In addition, BindView EMS is built to scale with networks as they grow enterprise-wide. BindView EMS provides customers with products which are both easy to use and easy to deploy enterprise-wide.

  Proactive, Query-based Systems Management

     BindView offers a query-based approach to systems management for Windows NT and NetWare environments. The query-based approach provides systems administrators, security auditors and other IT professionals with a simple, graphical user interface ("GUI") for asking questions, or "queries," about the configuration and security of the NOS environment. This approach provides a framework for proactive management of the NOS environment. Rather than waiting for an event or alarm to occur, the systems administrator can locate, and in many cases fix, issues with the configuration and security of the network before they turn into problems. For those IT organizations with existing event management systems, BindView provides a diagnostic tool to help find the root cause of a NOS-related problem when an alarm is triggered. The query-based approach can perform diagnostic and reporting tasks in a matter of minutes that previously took hours or even days to complete. In addition, the modular architecture of this query-based technology facilitates the development of new add-on products. The Company believes this provides BindView with a competitive advantage in the development of future applications.

  Comprehensive in Scope

     BindView EMS covers a complete range of system administration and security issues, including file server management, user and group administration, disk space management and management of directory services. All of the critical configuration parameters and security settings of Windows NT and NetWare network operating systems are made available through the simple user interface of BindView EMS. As a result, BindView EMS empowers a broader group of IT personnel, rather than just a limited number of IT experts, to solve problems quickly by providing a way to automate the labor-intensive tasks necessary to ensure the integrity and security of enterprise servers, applications and users.

  Architected to Scale

     BindView EMS has been designed to manage both workgroup LANs as well as enterprise-wide networks that are frequently geographically dispersed. Customers often purchase BindView EMS to manage one or two workgroups and then over time purchase more products to manage their LAN as it grows to an enterprise-wide, distributed network. BindView EMS is used routinely to manage networks ranging from tens to tens of thousands of users. A Fortune 25 consumer goods company, for example, uses BindView EMS to manage over 70,000 users on its global NetWare-based network.

  Native to Each Environment

     BindView's products for managing Windows NT and NetWare operating systems each have a different agent architecture that works best for that particular environment and can exploit the unique features of each platform. BindView's object-oriented architecture separates the user interface from the back-end data gathering modules. This approach allows BindView to build each of these modules to be native to the specific platform it supports. BindView products are not programmed with a "least common denominator" approach across heterogeneous platforms. The Company believes this enables BindView to build "best-of-breed" products for managing and exploiting each operating environment.

  Easy to Deploy, Maintain and Use

     BindView's products are built to be both easy to install and easy to use. In addition to being easy to install on a single server or workstation, the Company's products can be rapidly deployed enterprise-wide. BindView's systems administration and security products can typically be deployed enterprise-wide in a matter of days, and BindView's enterprise inventory and Year 2000 assessment products can typically be deployed enterprise-wide in a matter of weeks. BindView's products are also designed to be easy to upgrade and maintain on an ongoing basis following initial deployment. As a result, customers can rapidly implement and utilize BindView's products with minimal training, thereby reducing their Total Cost of Ownership without placing additional burdens on customer's IT personnel.

STRATEGY

     The Company's objective is to be the leading provider of systems management software for enterprise networks. Key elements of the Company's strategy to achieve these objectives include:

     Enhance Leadership Position in Security Assessment Software. The Company believes it is currently a leading vendor for Windows NT and NetWare-based security assessment software, both in product sales and technology leadership. BindView will continue its research and development efforts to maintain its technology leadership in comprehensive security assessments of Windows NT and NetWare networks.

     Enhance Systems Management Capabilities. The Company intends to add new capabilities to its modules for managing Windows NT and NetWare-based networks. These capabilities include new user interface components and analysis tools for presenting information in more meaningful ways to BindView EMS users and new features for managing the performance and availability of network components. The Company also intends to continue to make enhancements allowing customers to proactively fix more problems through the "ActiveAdmin" features of BindView EMS and AddPack features specific to NOSadmin for Windows NT. The Company currently plans to introduce AddPack for Windows NT in the next 6 months.

     Apply Query-based Management to New Applications. The Company intends to apply its query-based management approach to high-growth opportunities and to introduce high value-added modules for managing a wide variety of critical applications and services. The Company is evaluating opportunities to develop new BindView EMS modules, including those for managing e-mail systems (such as Microsoft Exchange), other operating environments (such as UNIX application servers) and other mission-critical, client/server applications (such as electronic commerce servers or SAP R/3).

     Expand Direct Telesales Model. The Company believes its direct telesales strategy enables it to maintain a low cost sales model and most effectively track and meet the needs of its customers. The Company intends to continue to expand its direct telesales force, both in the United States and internationally. The Company also believes it can continue to increase its success rate in achieving strategic, enterprise-level sales by selling to higher levels of management at key accounts of major enterprises.

     Leverage Existing Customer Base. BindView products have been sold to over 4,000 customers, including more than 70% of the Fortune 100 companies. Although the Company has already sold BindView EMS into some of these companies for deployment enterprise-wide, the majority of these organizations have used BindView EMS only on some of their departmental LANs and have many additional networks continuing to represent large sales opportunities. The Company believes it can sell more deeply within these existing customer sites and sell more products as BindView expands its product line.

     Strengthen Strategic Relationships. The Company will continue to strengthen existing relationships and pursue new relationships with key partners. Technology partners (including Microsoft, Novell, Computer Associates and IBM/Tivoli) provide the Company with product integration and marketing opportunities. Service providers (including the Big Six accounting firms, systems integrators and Year 2000 audit firms) provide the Company with distribution opportunities, as well as implementation and project management leverage.

PRODUCTS AND TECHNOLOGY

     The Company's primary product line is BindView EMS. BindView EMS is designed to provide a wide range of systems management capabilities to the Company's customers for use with their heterogeneous, distributed networks. BindView EMS employs a Windows-based console to provide scalable and comprehensive systems management solutions. BindView EMS utilizes an object-oriented architecture enabling the management of a wide variety of network operating systems and managed objects to be supported through snap-in modules. These snap-in modules are sold either separately or as a "suite." Each snap-in module to the Enterprise Console increases the scope of BindView EMS to cover a new set of management issues for a particular platform. Current snap-in modules for BindView EMS include the NOSadmin series (for both Windows NT and NetWare) and NETinventory. The Enterprise Console provides an effective set of tools that work across all snap-in modules.

                                    [CHART]

     Central to the BindView EMS architecture is the Universal Data Processing Engine ("UDPE") which enables the query-processing capabilities of BindView EMS by utilizing an object-oriented design separating the common components of the Enterprise Console from the specific features and platforms of the snap-in modules. The UDPE provides a querying engine that gathers the necessary data from across the network and presents the query results to the user through the Enterprise Console. Query results may be displayed in a variety of meaningful ways, including tabular spreadsheets, printed reports, graphs and charts, or may be exported to over a dozen popular formats, including those viewable through e-mail or a web browser. The user can create queries from scratch, or can select a predefined query from an initial set of over one hundred sample reports supplied "out-of-the-box" with BindView EMS. Once queries have been created, they can be saved to build a suite of management reports monitoring the deployment of "best practices" and IT-mandated policies across the network.

     With this architecture, BindView EMS enables the management of heterogeneous, distributed networks through a common GUI. Customers typically purchase one Enterprise Console per administrator and one or more snap-in modules to manage their particular network, often including both NOSadmin for NetWare and NOSadmin for Windows NT.

     All components of BindView EMS have been developed using industry-standard compilers, development tools and languages, including C, C++, Java and Assembly for Intel hardware platforms.

  Enterprise Console

     The Enterprise Console is the central component and user interface of BindView EMS. It provides a common tool-set used by security auditors and network administrators for the analysis, reporting, policy management and automated administration of enterprise resources and assets. The Enterprise Console's query-based approach provides the ability to ask questions, automatically collect the data necessary to answer those questions, present the answers in meaningful ways and, in some instances (where ActiveAdmin and AddPack features are available), make necessary corrections while documenting any required changes. The Company is working to add and expand ActiveAdmin and AddPack capabilities to future versions of all BindView EMS modules, increasing the user's ability to both diagnose and fix problems from the Enterprise Console.

  NOSadmin Series

     The NOSadmin series of products provides comprehensive security assessment and systems management across heterogeneous environments. The NOSadmin series addresses a complete range of systems administration and security issues, including file server management, user and group administration, disk space management and management of directory services. All of the critical configuration parameters and security settings of Windows NT and NetWare network operating systems are made available through a simple user interface, without requiring an agent to be placed on every managed server and workstation. As a result, the NOSadmin series empowers a broader group of IT personnel, rather than just a limited number of IT experts, to solve problems quickly by providing them with a way to automate the labor-intensive tasks necessary to ensure the integrity and security of enterprise servers, applications and users.

     - NOSadmin for Windows NT enables IT professionals to view and analyze multi-domain Windows NT networks enterprise-wide from a single administrative console. The product includes the capability to pinpoint a variety of potential security risks for Windows NT servers and workstations. In the next six months, the Company plans to release an update to NOSadmin for Windows NT, called "AddPack," that is being designed to enable users to make changes to the Windows NT NOS configuration and fix problems enterprise-wide from the Enterprise Console. The Company is designing the initial version of AddPack to support managing Windows NT services. In subsequent updates, the Company plans to include support for managing additional aspects of the NOS, including Windows NT domain user account information.

     - NOSadmin for NetWare 3 and NOSadmin for NetWare 4 provide comprehensive security and configuration management of NetWare servers enterprise-wide from a single administrative console. These include the capability to make changes to the NOS configuration and fix problems enterprise-wide through a feature called "ActiveAdmin." In addition, NOSadmin for NetWare 4 enables management of Novell Directory Services ("NDS") for a variety of platforms (including NetWare 4, Windows NT and UNIX servers). In the next six months, the Company plans to release an update to NOSadmin for NetWare to support new features in the recently released NetWare 5, including support for Novell's Z.E.N. Works.

     All NOSadmin modules "snap in" to the Enterprise Console through a Windows-based Dynamic Link Library ("DLL") that interfaces the snap-in module to the UDPE. In addition to this snap-in DLL, each NOSadmin module utilizes a distributed agent architecture that is particular to the native environment that it supports. The distributed agents for the NOSadmin for Windows NT run as Windows NT services in each Windows NT domain. The distributed agents for the NOSadmin for NetWare products run as NetWare Loadable Modules on one or more NetWare file servers.

  NETinventory

     NETinventory is a scalable, fast and accurate asset management and inventory analysis tool for large multi-site networks. It extends the capabilities of BindView EMS to include comprehensive network inventory and asset tracking for an entire enterprise. As a result, the user can discover, document and evaluate PC assets throughout the entire enterprise and make better-informed strategic technology decisions. NETinventory also reduces help desk costs and response times by providing immediate access to any end-user's hardware and software configuration changes. NETinventory also provides powerful Year 2000 auditing capabilities allowing the execution and automation of Year 2000 compliance testing and reporting for PC hardware and software in a fraction of the time it would take to do manually.

     The following table describes the BindView EMS product family.

         BINDVIEW EMS
            PRODUCT                                    FEATURES/BENEFITS
--------------------------------------------------------------------------------------------------
 Enterprise Console               - The Desktop Manager allows for the delegation of tasks to individuals filling special roles (for example, security
                                    auditors or help desk personnel) by giving them customized desktops focused on the tasks they perform
                                  - A Query Builder to ask questions about the state of the
                                    network through an easy-to-use GUI
                                  - Spreadsheet and graphics/charting interfaces to view query results
                                  - A Report Writer to generate presentation-quality reports
                                  - An export function to export data to over a dozen popular file formats
--------------------------------------------------------------------------------------------------
 NOSadmin for Windows NT          - Comprehensive security assessments
                                  - Configuration analysis of both servers and workstations, including services, sessions, shares and device drivers
                                  - Network integrity analysis of domain infrastructure,
                                    users, groups, policies and trust relationships between
                                    domains
                                  - A single report can span multiple Windows NT domains for enterprise-wide analysis of all Windows NT servers and
                                    workstations
                                  - Documentation and analysis of the values of any registry keys across all servers and workstations enterprise-wide
                                  - File system and disk space management
--------------------------------------------------------------------------------------------------
 NOSadmin for NetWare 4           - Comprehensive security assessments
                                  - Management of file server configuration, NetWare Loadable
                                    Modules and "Set" variables
                                  - User and group administration
                                  - File system and disk space management
                                  - Documentation of organizational policies throughout the
                                    enterprise
                                  - ActiveAdmin for making global changes to system
                                    configuration
                                  - Management of NDS and ActiveAdmin for making global
                                    changes to NDS
--------------------------------------------------------------------------------------------------
 NOSadmin for NetWare 3           - See features/benefits for NOSadmin for NetWare 4 above,
                                    except supports NetWare binding services instead of NDS
--------------------------------------------------------------------------------------------------
 NETinventory                     - Integrated Year 2000 compliance testing and reporting for
                                    PC hardware and software
                                  - Automated discovery and tracking of hardware assets
                                  - Automated detection of over 4,000 software packages
                                  - A three-tiered architecture providing central
                                    administration and synchronization services, with
                                    fault-tolerant collection and distribution of asset
                                    management information
                                  - Management of database integrity across all segments of
                                    the distributed inventory database enterprise-wide
                                  - Generation of complete reports for all PC hardware and
                                    software assets across the enterprise

CUSTOMERS

     The Company's products have been sold to more than 70% of the Fortune 100 companies. The Company has sold software products through direct channels to over 4,000 corporations, governmental agencies and other organizations worldwide, and also to over 150 resellers and distributors. The following table is a selected list of the Company's end-user customers that accounted for more than $50,000 in total revenue (license and service) to BindView since January 1, 1996:

3Com
American Stores
Baltimore Gas & Electric
Banc One Capital
Blue Cross and Blue Shield
California Federal Bank
Chase Manhattan Bank
CIBC Asia Limited
Cigna
Citicorp
CoreStates Bank
CSX Corporation
Deloitte & Touche
El Paso Energy
Emory Clinic
Ernst & Young
Excel Telecommunications
Federal Reserve Bank
First Chicago NBD
GE Capital
GTE Mobile Communications
Hoechst
ITT Industries
Kellogg USA
Kimberley-Clark
KPMG Peat Marwick
LCI International
Michelin
Mellon Bank
Mobil
Oxford Health Plans
PageNet
Paramount Pictures
Phillips Petroleum
Providian Financial
Quantum
Raytheon
Sallie Mae
San Diego Gas & Electric
Scudder, Stevens & Clark
Sony
Sprint
SunTrust Banks
Tandy Corporation
Tenneco
Trans Union
UCSF Stanford Health Care
Union Pacific
U.S. Bank
U.S. Customs Service
U.S. Trust
Wells Fargo & Co.

     Although the Company has sold its software on an enterprise-wide basis, the majority of the Company's existing customers continue to represent larger sales opportunities. Customers typically buy for a single department or division and then, based upon the initial success of the products in such department or division, later expand their use of the Company's products into other parts of the organization. The Company believes it can sell more deeply within these existing customer sites and sell more products as the Company expands its product line. In 1996, 1997, and for the nine months ended September 30, 1998, no customer comprised more than 10% of the Company's sales.

SALES AND MARKETING

     The Company sells its products primarily through its direct telesales force, and, to a lesser extent, through VARs, distributors and systems integrators. In addition, the Company has strategic marketing relationships with professional service organizations and software vendors that provide the Company with increased visibility as well as sales leads.

  Direct Telesales

     The Company sells its products primarily through a direct telesales force. The Company utilizes a direct telesales model that minimizes the number of remote sales offices and customer site visits and focuses on effective use of the telephone and Internet communications for product demonstrations and product sales. When necessary, the Company's sales force will also travel to customer locations. The Company believes its direct telesales approach allows it to achieve control of the sales process and respond rapidly to customer needs, while maintaining an efficient, low-cost sales model. Sales cycles typically range between as little as three months for departmental sales and up to 12 months for enterprise-wide contracts.

     As of September 30, 1998, the Company had 95 persons in its direct telesales organization worldwide. The direct telesales force for North America is based in Houston and accounts for a substantial majority of the Company's revenues. During 1998, the Company established direct telesales offices in Frankfurt, Germany and Paris, France. The Company has increased the size of its direct telesales organization from 42 to 95 individuals over the last year and expects to continue hiring sales personnel, both domestically and internationally, over the next 12 months.

  VARs and Distributors

     In addition to its direct telesales strategy, the Company has established indirect distribution channels through VARs and distributors. Outside North America, where the Company is in the process of developing its direct telesales presence, the Company relies heavily on its reseller channel. The Company has established a network of VARs and distributors in Europe, Latin America and the Pacific Rim, with the concentration of such distributors being located in European markets.

     The Company's international VARs and distributors typically perform marketing, sales and technical support functions in their country or region. Each one may distribute direct to the customer, via other resellers or through a mixture of both channels. The Company actively trains its international VARs and distributors in both product and sales methodology.

  Systems Integrators and Service Providers

     In addition to more traditional resellers, the Company markets its products through service organizations that help customers install, manage and secure large Windows NT and NetWare networks. Such organizations include large systems integrators, outsourcing companies, security auditing groups in the Big Six accounting firms and service companies performing Year 2000 compliance work. Some of these companies sell BindView's products directly to their end-users, while others license the BindView products from the Company and include these products in their standard toolkits used at their clients' sites.

  Marketing Partnerships and Programs

     To support its growing sales organization and channel, the Company in the last year has devoted significant resources to building a series of marketing partnerships and programs. The Company has developed a partnership with IBM/Tivoli for marketing BindView EMS as a companion product to Tivoli TME 10, as well as partnerships with other key vendors, including Microsoft, Novell and Computer Associates. The Company is a Microsoft Solution Provider, and holds "Microsoft Back Office" certification for its products. The Company also partners with many of the Big Five accounting firms to increase awareness of network security issues. Results of these partnerships in the past year include a seminar series with Ernst & Young entitled "Issues in Windows NT Security" given in over 25 cities in the United States and Europe, and a white paper published by Coopers & Lybrand entitled "Evaluating Novell NetWare 4.X Security Using BindView EMS."

     In addition to the above partnerships, the Company's marketing efforts have resulted in a number of programs, such as seminars, industry trade shows, vendor executive briefings, analyst and press tours, advertising and public relations.

CUSTOMER SUPPORT AND PROFESSIONAL SERVICES

     BindView believes that high quality customer support and professional services are requirements for continued growth and increased sales of its products. The Company has made a significant investment in increasing the size of its support and services organization in the past and plans to continue to do so in the future. As of September 30, 1998, the Company's customer support and professional services organization consisted of 26 employees. Customer support personnel provide technical support by telephone, e-mail and fax, and maintain the Company's Web site and bulletin boards to complement these services. Technical support for customers is provided at no charge for 30 days after the product's sale and on a subscription basis thereafter. Future versions of the Company's products are provided at no extra charge as part of the subscription service. International offices and resellers extend this service for overseas customers.

     The Company's professional services group provides product training, consulting and implementation services for a fee in order to assist customers in maximizing the benefits of the Company's products. In addition, the Company periodically offers training to its channel partners and employees.

PRODUCT DEVELOPMENT

     BindView has been an innovator and leader in the development of systems management tools for the LAN marketplace. The Company believes that a technically skilled, quality oriented and highly productive software development organization is the key to the continued success of new product offerings. The software development staff is also responsible for enhancing the Company's existing products and expanding its product line. The Company's product development staff consisted of 26 employees as of September 30, 1997 and 43 employees as of September 30, 1998. The Company expects that it will continue to invest substantial resources in product development expenditures.

     BindView is currently developing enhancements to existing products as well as working to develop new products for managing additional applications and platforms not currently within the scope of BindView EMS. Potential future applications include a product to manage e-mail applications such as Microsoft Exchange. In addition, in the next six months, the Company plans to release new products including: AddPack for NOSadmin for Windows NT; a Java-based console that will work in conjunction with the BindView EMS/Enterprise Console to provide access to BindView data through Web browsers; and updates to the Enterprise Console, the NOSadmin products and NETinventory. The Company also is currently developing the next generation of the BindView EMS product family. There can be no assurance that these development efforts will be completed within the Company's anticipated schedules or that, if completed, they will have the features necessary to make them successful in the marketplace. Moreover, products as complex as the Company's may contain undetected errors when first introduced or as new versions are released. Such undetected errors in new products may be found after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Future delays in the development or marketing of product enhancements or new products could result in a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Our Products are Subject to Rapid Technological Change."

COMPETITION

     The market in which the Company competes is intensely competitive and characterized by rapidly changing technology and evolving standards. Companies offering competitive products vary in the scope and breadth of the products and services offered and include: (i) providers of security analysis and audit products, such as Axent Technologies, Inc. and Security Dynamics Technologies, Inc.; (ii) providers of standalone inventory and asset management products such as Tally Systems Corp.; (iii) providers of LAN desktop management suites, such as Intel Corporation, Hewlett-Packard Company and Microsoft Corporation; and
(iv) providers of Year 2000 assessment products such as Network Associates, Inc. and Greenwich Mean Time -- UTA, L.C. In addition, the native tools provided by Novell, Inc. and third-party tools provided by certain vendors, such as Computer Associates, Inc. and other companies, may compete with certain management features of the Company's products. The Company has experienced, and expects to continue to experience, increased competition from current and potential competitors, many of whom have greater name recognition, a larger installed customer base and significantly greater financial, technical, marketing, and other resources than the Company. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The Company expects additional competition as other established and emerging companies enter into the systems management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

     In addition, vendors of operating system software, particularly Microsoft and Novell, may in the future enhance their products to include functionality that is currently provided by the Company's products. The widespread inclusion of the functionality of the Company's software as standard features of operating system software could render the Company's products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company's products. Even if the functionality provided as standard features by operating system software is more limited than that of the Company's software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of the Company's current or prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect the Company's ability to obtain new licenses or to obtain maintenance and support renewals for existing licenses on terms favorable to the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would materially adversely affect the Company's business, operating results and financial condition.

     The Company believes that significant competitive factors affecting the markets described above are depth of product functionality, breadth of platform support, product quality and performance, conformance to industry standards, product price and customer support. In addition the ability to rapidly develop and implement new products and features for these markets is critical. See "Risk Factors -- Our Markets are Highly Competitive."

PROPRIETARY RIGHTS

     The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. However, the Company believes that such measures afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the copyrights and trade secrets owned by the Company. The Company licenses its software products primarily under "shrink wrap" licenses (i.e., licenses included as part of the product packaging). Shrink wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package. The Company believes, however, that these measures afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult and the Company is unable to determine the extent to which piracy of its software products exists. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that competition will not independently develop similar or superior technology.

     The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to either license the infringed or similar technology or develop alternative technology on a timely basis, the Company's business, operating results and financial condition could be materially adversely affected. See "Risk Factors -- Limited Protection of Proprietary Technology; Risks of Infringement."

EMPLOYEES

     As of September 30, 1998, the Company employed 243 full-time employees, including 105 in sales and marketing, 81 in research and development, 26 in technical support and professional services and 31 in general and administrative. The Company believes that its future success will depend in large part upon its continuing ability to attract and retain highly skilled managerial, sales, marketing, customer support and research and development personnel. Like other software companies, the Company faces intense competition for such personnel, and the Company has at times experienced and continues to experience difficulty in recruiting qualified personnel. There can be no assurance that the Company will be successful in attracting, assimilating and retaining other qualified personnel in the future. The Company is not subject to any collective bargaining agreement and it believes that its relationships with its employees are good. See "Risk Factors -- Dependence on Key Personnel."

FACILITIES

     The Company's principal administrative, marketing, support and research and development facility is located in approximately 27,000 square feet of space in Houston, Texas. The Company's sales force occupies approximately 20,000 square feet of space at another location in Houston, Texas. The Company has leased an additional 80,000 square feet of office space at this new location and intends to relocate its administrative, marketing, support and research and development facility to this other location by the first quarter of 1999. The Company also currently has office space in Frankfurt, Germany and Paris, France. However, anticipated expansions in international sales may result in the Company moving to new facilities within the next 12 months. The Company believes suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company are as follows:

              NAME                AGE                               POSITION
              ----                ---                               --------
Executive Officers and Directors
Eric J. Pulaski.................  35    Chairman, President, Chief Executive Officer and Director
Scott R. Plantowsky.............  35    Vice President, Chief Financial Officer and Director
Christopher J. Sole.............  46    Vice President, Chief Operating Officer and Director
David E. Pulaski................  30    Vice President -- North and South American Sales
Nadeem Ghias....................  37    Vice President -- Research & Development
Peter L. Bloom(1)(2)............  41    Director
John J. Moores(1)(2)............  53    Director
Richard A. Hosley II............  53    Director
Key Employees
Rudi Vanderbeeken...............  43    Managing Director -- Europe, Middle East and Africa
Mark Miller.....................  28    Director of Technical Services

---------------

(1) Member Compensation Committee

(2) Member Audit Committee

  Executive Officers and Directors

     Eric J. Pulaski founded the Company in May 1990 and has served as the Company's Chairman, President and Chief Executive Officer and as a Director since its inception. Prior to founding the Company, Mr. Pulaski was employed as Director of the Advanced Services Division of Network Resources, Inc., a Houston-based systems integration firm. Mr. Pulaski holds a B.A. in Humanities from the University of Texas at Austin.

     Scott R. Plantowsky has served as the Company's Vice President and Chief Financial Officer since September 1993. Mr. Plantowsky has been a Director of the Company since October 1997. From January 1986 to August 1993, Mr. Plantowsky was Vice President and General Manager for Plantowsky's Furniture, a Houston retail furniture chain. Mr. Plantowsky is currently a General Partner in Century Development's Student Furniture Partnerships and is a Director of SSP Properties, a real estate holding company based in Corpus Christi, Texas. Mr. Plantowsky holds a B.B.A. in Finance from the University of Texas at Austin.

     Christopher J. Sole has served as the Company's Vice President and Chief Operating Officer since May 1996. Mr. Sole has been a Director of the Company since October 1997. From January 1995 to May 1996, Mr. Sole was a Business Consultant, planning technology and business strategies for leading inter-networking and Internet companies. From December 1993 to December 1994, Mr. Sole was employed as Vice President of Product Marketing by Uniface B.V., a Netherlands based developer of client/server application development systems. From April 1989 to December 1993, Mr. Sole was employed by Bachman Information Systems, Inc., a Massachusetts based developer and marketer of model-driven application tools, where he served in various roles including Business Unit Manager and Vice President of Product Management and Development. Mr. Sole holds a B.Sc. in Mechanical Engineering from Birmingham University, U.K., and an M.B.A. from the Stanford University Graduate School of Business.

     David E. Pulaski has served as the Company's Vice President for North and South American Sales since January 1998. From July 1995 to January 1998, Mr. Pulaski was Director of Domestic Sales for the Company. From February 1993 to July 1995, Mr. Pulaski served the Company as a sales representative and then as sales manager. Prior to joining the Company in February 1993, Mr. Pulaski was a licensed securities broker for Paine Webber and Lehman Brothers. Mr. Pulaski is the brother of Eric J. Pulaski.

     Nadeem Ghias has served as the Company's Vice President -- Research & Development since May 1996. Prior to becoming Vice President of Product Development, Mr. Ghias was a Product Architect and Senior Windows Developer for the Company. From April 1989 to December 1993, Mr. Ghias was the founder and Chief Executive Officer of Micronix, Inc. ("Micronix"), a developer and marketer of products for the xBASE after-market, which was purchased by the Company in 1993. From August 1988 to April 1989, Mr. Ghias held senior development positions at Vitesse Semiconductor, a manufacturer of high-speed microchips, and General Motors Corporation. Mr. Ghias holds a B.S. degree in Electrical Engineering from Marquette University.

     Peter L. Bloom has served as a Director of the Company since October 1997. Mr. Bloom is a Managing Member of General Atlantic Partners, LLC, a private investment firm focused exclusively on strategic investments in software and related services worldwide. Prior to joining General Atlantic Partners, LLC in 1996, Mr. Bloom spent 13 years at Salomon Brothers, an investment banking firm, where he last was the Managing Director of Salomon's U.S. Technology Division. Mr. Bloom is a Special Advisor to the Board of Directors of E-TRADE Securities, Inc. and a board member of a number of private companies. Mr. Bloom holds a B.A. in Computer Studies and Economics from Northwestern University.

     John J. Moores has served as a Director of the Company since October 1997. In 1980, Mr. Moores founded BMC Software, Inc. ("BMC"), a vendor of system software utilities for IBM mainframe computing environments. Mr. Moores served as BMC's President and Chief Executive Officer from 1980 to 1986 and as Chairman of the Board of Directors from 1980 to 1992. Prior to that, Mr. Moores was employed by IBM and Shell Oil Corporation in various MIS positions. Since December 1994, Mr. Moores has served as owner and Chairman of the Board of the San Diego Padres Baseball Club, L.P. and since September 1991 as Chairman of the Board of JMI Services, Inc., a private investment company. Mr. Moores also serves as Chairman of the Board of Peregrine Systems, Inc., a publicly held infrastructure management software company, and numerous privately held companies. Mr. Moores holds a B.S. in Economics and a J.D. from the University of Houston.

     Richard A. Hosley II has served as a Director of the Company since January 1998. Since October 1990, Mr. Hosley has been a private investor. From 1980 to 1990, Mr. Hosley was employed by BMC, where he held a variety of positions including Vice President of Sales and Marketing, President, Chief Executive Officer and Vice Chairman. Prior to joining BMC, Mr. Hosley was employed by IBM. Mr. Hosley serves as a director of Logic Works, Inc., a database design software company, and Peregrine Systems, Inc. Mr. Hosley holds a B.A. in Economics from Texas A&M University.

  Key Employees

     Rudi Vanderbeeken has served as the Company's Managing Director of sales to Europe, the Middle East and Africa since August 1997. From January 1995 to June 1997, Mr. Vanderbeeken was a shareholder and Managing Director for Europe for Triteal Corporation, a U.S. based developer of UNIX-based windowing software and was responsible for building a direct and indirect sales channel in Europe. From June 1992 to January 1995, Mr. Vanderbeeken was employed by Uniface International, a Netherlands based developer of client/server application development systems as Sales Director for Europe, Japan and Asia Pacific. Prior to that Mr. Vanderbeeken was employed by Performance Software Ltd and Computerland Europe.

     Mark Miller has served as the Company's Director of Technical Services since March 1997, and oversees the quality assurance, information systems, technical support and professional services departments. From March 1996 until March 1997, Mr. Miller was Technical Support Manager for the Company. From April 1995 to March 1996, Mr. Miller was a Technical Support Representative for the Company. Prior to joining the Company, Mr. Miller served on active duty in the United States Air Force from October 1989 to March 1995 where he held a variety of positions, including Manager of an Air Base help desk, Data Base Administrator, Systems Analyst and Manager and Main Frame operator.

BOARD COMPOSITION

     The Company's Revised Articles of Incorporation provide for a Board of Directors consisting of not less than four members and shall consist of six members initially unless and until increased by resolution of the Board of Directors. The Company currently has six Directors. Each of the Company's officers and directors, other than non-employee directors, devotes substantially full time to the affairs of the Company. The Company's non-employee directors devote such time to the affairs of the Company as is necessary to discharge their duties. Each officer is elected and serves at the discretion of the Board of Directors.

     The terms of office of the Board of Directors are divided into three classes of staggered terms: Class I, whose term will expire at the annual meeting of shareholders to be held in 1999; Class II, whose term will expire at the annual meeting of shareholders to be held in 2000; and Class III, whose term will expire at the annual meeting of shareholders to be held in 2001. The Class I directors are Christopher J. Sole and Richard A. Hosley II, the Class II directors are John J. Moores and Scott R. Plantowsky and the Class III directors are Eric J. Pulaski and Peter L. Bloom. At each annual meeting of shareholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company. See "Risk Factors -- Anti-Takeover Provisions."

COMMITTEES OF THE BOARD

     The Bylaws authorize the Board of Directors to designate one or more committees. As of January 27, 1998, the Board of Directors had authorized an Audit Committee and a Compensation Committee.

     The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of the Company's independent accountants and the accounting practices of the Company. The Audit Committee is comprised of John J. Moores as Chairman and Peter L. Bloom.

     The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company as well as administering the incentive compensation and benefit plans of the Company. The Compensation Committee is comprised of Peter L. Bloom as Chairman and John J. Moores.

DIRECTOR COMPENSATION

     The Company reimburses each member of the Company's Board of Directors for out-of-pocket expenses incurred in connection with attending Board meetings. Except for Richard A. Hosley II, no member of the Company's Board of Directors currently receives any additional cash compensation. Mr. Hosley receives $1,000 per board meeting attended. The Company has granted each of John J. Moores, Richard A. Hosley II and Peter L. Bloom options to acquire 50,000 shares of Common Stock at an exercise price of $3.85 per share under the Company's 1998 Non-Employee Directors Stock Option Plan. See "-- 1998 Non-Employee Directors Stock Option Plan." All such options vest in annual installments over five years, except that they vest in full if the Company is subject to a change in control (as defined in such Plan) and in the event of the optionee's death or disability. Such options expire ten years from the date of grant or, if earlier, 90 days after the optionee ceases to be a director or 12 months after the optionee's death. See "Principal and Selling Shareholders."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and the four other most highly compensated officers whose salary and bonus for 1997 were in excess of $100,000 (collectively, the "Named Officers"), for services rendered in all capacities to the Company and its subsidiaries for that fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                                                ------------------------
                                         ANNUAL COMPENSATION    RESTRICTED    SECURITIES
                                         --------------------     STOCK       UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION              SALARY($)   BONUS($)   AWARDS($)     OPTIONS(#)   COMPENSATION($)(3)
---------------------------              ---------   --------   ----------    ----------   ------------------
Eric J. Pulaski(1).....................  $141,000    $ 36,044           0             0          $9,500
  President and Chief Executive Officer
Scott R. Plantowsky....................   110,000     113,179   1,335,000(4)  1,500,000(5)        9,500
  Chief Financial Officer
Christopher J. Sole....................   110,000      83,301           0       279,990           9,054
  Chief Operating Officer
David E. Pulaski.......................    65,000     121,225   1,335,000(6)    187,500(7)        9,500
  Vice President -- Sales, North
  America
Nadeem Ghias(2)........................   114,950      83,455     231,400(8)     97,500           9,500
  Vice President -- Research & Development

---------------

(1) Does not include S Corporation dividends of $1,207,545 paid in 1997.

(2) Does not include S Corporation dividends of $28,910 paid in 1997.

(3) Includes contributions made by the Company to a 401(k) Plan.

(4) Issued in connection with the termination of the Phantom Stock Plan. At the end of 1997, Mr. Plantowsky held 107,125 shares of restricted stock valued at $412,217. Dividends will be paid on restricted stock to the same extent that dividends are paid on unrestricted stock.

(5) Includes a warrant for 437,500 shares of Common Stock at $2.85 per share, vested as of December 31, 1997 and exercised May 1998. Also includes options for 218,750 shares of Common Stock, vested as of December 31, 1997, with the remaining options vesting in the amount of 218,750 shares on January 1, 1998, 109,375 shares on July 1998, 187,500 shares on September 1, 1998 and 109,375 shares on each of the following dates: January 1, 1999, July 1, 1999 and January 1, 2000.

(6) Issued in connection with the termination of the Phantom Stock Plan. At end of fiscal year 1997, Mr. Pulaski held 243,202 shares of restricted stock valued at $935,841. Dividends will be paid on restricted stock to the same extent that dividends are paid on unrestricted stock.

(7) Granted in connection with the termination of the Phantom Stock Plan all of which became fully vested and exercisable in February 1998. In addition in January 1998, Mr. Pulaski was granted options for 37,500 shares of Common Stock at an exercise price of $3.85 per share.

(8) Issued in connection with the termination of the Phantom Stock Plan. At end of fiscal year 1997, Mr. Ghias held no shares of restricted stock. Dividends will be paid on restricted stock to the same extent that dividends are paid on unrestricted stock.

     The following table contains information concerning the stock option grants made to each of the Named Officers in the year ended December 31, 1997. No stock appreciation rights were granted to these individuals during such year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                             INDIVIDUAL GRANTS                POTENTIAL REALIZABLE VALUE
                                                 ------------------------------------------        AT ASSUMED ANNUAL
                                                   % OF TOTAL                                    RATES OF STOCK PRICE
                                  NUMBER OF         OPTIONS                                        APPRECIATION FOR
                                 SECURITIES        GRANTED TO       EXERCISE                        OPTION TERM(3)
                                 UNDERLYING       EMPLOYEES IN       PRICE       EXPIRATION   ---------------------------
NAME                           OPTIONS GRANTED   FISCAL YEAR(1)   ($/SHARE)(2)      DATE         5%($)         10%($)
----                           ---------------   --------------   ------------   ----------   -----------   -------------
Eric J. Pulaski..............            0              --              --             --            --              --
Scott R. Plantowsky..........      875,000(5)         22.9%          $1.34         4/2007      $737,379      $1,868,663
                                   437,500(6)         11.4            2.85        10/2007       783,603       1,985,803
                                   187,500(7)          4.9            2.85        10/2007       335,830         851,058
Christopher J. Sole..........      279,990(4)          7.3            2.85        10/2007       501,488       1,270,869
David E. Pulaski.............      187,500(8)          4.9            2.85        10/2007       335,830         851,058
Nadeem Ghias.................       97,500(9)          2.5            2.85        10/2007       174,631         442,550

---------------

(1) Based on an aggregate of 3,828,885 shares subject to warrants and these options granted to employees of the Company under the Incentive Stock Option Plan, Stock Option Plan and 1997 Incentive Plan during 1997.

(2) The Company's Board of Directors has authorized stock option grants during 1997 based upon its estimate of the fair market value of the Company's Common Stock at the date of grant. The estimates of fair market value of the Company's Common Stock for the first three quarters of the year were based upon multiplying Company revenues for the preceding twelve months by a factor implicit in a valuation of the Company performed at January 1, 1996. The estimates of fair market value of the Company's Common Stock for the fourth quarter of 1997 were based upon the effective price per share of Common Stock indicated by the October 1997 sale of $18 million in Convertible Preferred Stock to third-party investors. The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or pursuant to a cashless exercise procedure.

(3) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Investors should be cautioned not to expect similar rates of appreciation related to their potential investment in the Company's Common Stock.

(4) Issued in connection with termination of the Company's Phantom Stock Plan. Twenty-five percent (25%) of the option shares shall vest annually commencing in May 1998.

(5) Includes options for 218,750 shares of Common Stock, vested as of December 31, 1997, with the remaining options vesting in the amount of 218,750 on January 1, 1998 and 109,375 shares on each of the following dates: July 1, 1998, January 1, 1999, July 1, 1999 and January 1, 2000.

(6) This warrant was exercised in full in May 1998.

(7) Issued in connection with termination of the Company's Phantom Stock Plan. All of the option shares shall vest in September 1998.

(8) Issued in connection with termination of the Company's Phantom Stock Plan. All of the option shares vested in February 1998.

(9) Issued in connection with termination of the Company's Phantom Stock Plan. Fifty percent (50%) of the option shares vested in December 1997 and fifty percent (50%) of the option shares shall vest in December 1998.

     The following table sets forth information concerning the shares acquired and the value realized upon the exercise of stock options during 1997 and the year-end number and value of unexercised options with respect to each of the Named Officers. No stock appreciation rights were exercised by the Named Officers in 1997 or were outstanding at the end of that year.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES
                                                          UNDERLYING
                                                         UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS AT         IN-THE-MONEY OPTIONS
                                                      DECEMBER 31, 1997     AT DECEMBER 31, 1997(1)
                                                     --------------------   -----------------------
NAME                                                  VESTED    UNVESTED     VESTED      UNVESTED
----                                                 --------   ---------   ---------   -----------
Eric J. Pulaski....................................       --          --          --            --
Scott R. Plantowsky................................  656,250     843,750    $986,125    $1,833,375
Christopher J. Sole................................       --     927,315          --     1,170,709
David E. Pulaski...................................       --     187,500          --       187,500
Nadeem Ghias.......................................   48,750      48,750      48,750        48,750

---------------

(1) Based on the fair market value of Common Stock of $3.85 per share at the year ending December 31, 1997, as determined by the Company's Board of Directors, less the exercise price payable for such shares.

BONUS PLAN

     The Company has adopted a bonus program pursuant to which all employees may be awarded cash bonuses based on individual performance and the performance and profitability of the Company.

STOCK OPTION PLANS

  Incentive Stock Option Plan.

     The Company's Incentive Stock Option Plan, as amended (the "Incentive Plan"), provides for the grant to certain key employees of options intended to qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Incentive Plan was adopted by the Board of Directors in January 1996 and approved by the Company's stockholders in December 1996. Unless terminated sooner, the Incentive Plan will terminate automatically in December 2004. A total of 1,875,000 shares of Common Stock had been reserved for issuance under the Incentive Plan at September 30, 1998. The Incentive Plan shall be administered by the Board of Directors. The Board has the power to designate the employees or classes of employees eligible to participate in the Incentive Plan, grant options provided for in the Incentive Plan in the form and amounts as the Board shall determine and impose such limitations, restrictions and conditions upon such options as the Board deems appropriate. Options granted under the Incentive Plan are not generally transferable by the optionee, and each option is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the Incentive Plan shall expire immediately on the date of termination of the optionee's employment with the Company and will expire six months after such optionee's death, but in no event will any option be exercisable later than ten years from the date of grant of such option. The exercise price of all ISOs granted under the Incentive Plan must be equal to the fair market value of the Common Stock on the date of grant. No options may be granted to any participant who owns stock possessing more than ten percent of the voting power of all classes of the Company's outstanding capital stock. The aggregate fair market value of options granted to an optionee may not exceed $100,000 in any calendar year. The term of options granted under the Incentive Plan may not exceed ten years. The Incentive Plan provides that in the event of a stock dividend, merger, consolidation, exchange of shares or other similar event, the Board of Directors may appropriately adjust the number of shares of Common Stock issuable under and the option price of such options. As of September 30, 1998, 77,158 shares of Common Stock had been issued upon exercise of options outstanding under the Incentive Plan. The recipient of any option under the Incentive Plan has no rights as a shareholder unless and until certificates for shares of Common Stock have been issued to him. Options to purchase 1,428,365 shares of Common Stock at a weighted average exercise price of $1.28 were outstanding under the Incentive Plan. At September 30, 1998, 369,477 shares remained available for future issuance under the Incentive Plan. All options outstanding under the Incentive Plan are governed, for administration purposes only, by the Omnibus Plan.

  Stock Option Plan.

     The Company's Stock Option Plan, as amended (the "Stock Plan"), provides for the grant to certain employees of nonstatutory options and ISOs within the meaning of Section 422 of the Code. The Stock Plan was adopted by the Board of Directors in January 1996 and approved by the Company's stockholders in December 1996. Unless terminated sooner, the Stock Plan will terminate automatically in December 2005. A total of 1,747,325 shares of Common Stock had been reserved for issuance under the Stock Plan at September 30, 1998. The Stock Plan shall be administered by the Board of Directors. The Board has the power to designate the employees or classes of employees eligible to participate in the Stock Plan, grant options provided for in the Stock Plan in the form and amounts as the Board shall determine and impose such limitations, restrictions and conditions upon such options as the Board deems appropriate. Options granted under the Stock Plan are not generally transferable by the optionee, and each option is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the Stock Plan shall expire 24 months after the optionee's death or termination of employment with the Company, but in no event will any option be exercisable later than ten years from the date of grant of such option. The exercise price of options granted under the Stock Plan shall be as determined by the Board of Directors. The term of options granted under the Stock Plan may not exceed ten years. The Stock Plan provides that in the event of a stock dividend, merger, consolidation, exchange of shares or other similar event, the Board of Directors may appropriately adjust the number of shares of Common Stock issuable under and the option price of such options. As of September 30, 1998, 592,732 shares of Common Stock had been issued upon exercise of options outstanding under the Stock Plan. The recipient of any option under the Stock Plan has no rights as a shareholder unless and until certificates for shares of Common Stock have been issued to him. Options to purchase 1,154,593 shares of Common Stock at a weighted average exercise price of $1.89 were outstanding under the Stock Plan. At September 30, 1998, no shares remained available for future issuance under the Stock Plan. All options outstanding under the Stock Plan are governed, for administration purposes only, by the Omnibus Plan.

  1997 Incentive Plan.

     The Company's 1997 Incentive Plan, as amended (the "1997 Plan"), provides for the grant to certain key employees, executive officers, directors and consultants of nonstatutory options and ISOs within the meaning of Section 422 of the Code. The 1997 Plan was adopted by the Board of Directors in September 1997 and approved by the Company's stockholders in October 1997. The 1997 Plan shall continue in effect until terminated by the Board of Directors, but in no event will incentive stock options be granted by the Board after September 2007. A total of 1,303,740 shares of Common Stock had been reserved for issuance under the 1997 Plan at September 30, 1998. The 1997 Plan shall be administered by the Board of Directors or such other committee of the Board designated to administer the 1997 Plan. The Board has the power to select persons to whom options may be granted, to determine the number and type of options to be granted, to determine in what manner the exercise price of an option may be paid and to adopt, amend, suspend and rescind such rules and regulations as the Board may deem necessary to administer the 1997 Plan. Options granted under the 1997 Plan are not generally transferable by the optionee, and each option is generally exercisable during the lifetime of the optionee only by such optionee. The term and expiration of options granted under the 1997 Plan shall be determined by the Board of Directors, but in no event shall the term of any incentive stock option exceed a period of ten years from the date of its grant. The exercise price of all options granted under the 1997 Plan shall be determined by the Board of Directors, but in no event will the exercise price be less than the fair market value of the Common Stock on the date of grant. The 1997 Plan provides that in the event of a stock dividend, merger, consolidation, exchange of shares or other similar event, the Board of Directors may appropriately adjust the number of shares of Common Stock issuable under and the option price of such options. Further, unless otherwise provided by the Board of Directors, all conditions and restrictions with respect to the exercisability or settlement of options granted under the 1997 Plan shall immediately lapse if any person acquires directly or indirectly "beneficial ownership," as such term is defined in Section 13(d) of the Exchange Act, of voting securities representing 50 percent or more of the voting power of all of the then-outstanding voting securities of the Company. As of September September 30, 1998, 222,500 shares of Common Stock had been issued upon exercise of options outstanding under the 1997 Plan. No option granted under the 1997 Plan shall confer on any optionee the rights of a shareholder unless and until stock is duly issued or transferred, or if the option is duly exercised. Options to purchase 1,081,240 shares of Common Stock at a weighted average exercise price of $2.85 were outstanding under the 1997 Plan. At September 30, 1998, no shares remained available for future issuance under the 1997 Plan. All options outstanding under the 1997 Plan are governed, for administration purposes only, by the Omnibus Plan.

  Omnibus Incentive Plan.

     The Company's Board of Directors has adopted the Company's Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan was approved by the Company's stockholders in July 1998.

     Under the Omnibus Plan, 1,750,000 shares of Common Stock are reserved for issuance pursuant to the direct award or sale of shares or the exercise of options. If any options granted under the Omnibus Plan are forfeited or terminate for any other reason without having been exercised in full, then the unpurchased shares subject to those options will become available for additional grants under the Omnibus Plan. If shares granted or purchased under the Omnibus Plan are forfeited, then those shares will also become available for additional grants under the Omnibus Plan.

     Under the Omnibus Plan, all employees (including officers) of the Company or any subsidiary are eligible to purchase shares of Common Stock, to receive awards of shares or to receive nonstatutory options or ISOs within the meaning of Section 422 of the Code. The Omnibus Plan is administered by the Board of Directors, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes the other terms and conditions of each sale, award or grant, including the type of consideration to be paid to the Company upon sale or exercise and the vesting schedule.

     The exercise price under ISOs cannot be lower than 100% of the fair market value of the Common Stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of the Company, not less than 110% of such fair market value. There is no minimum exercise price for nonstatutory options. Options granted under the Omnibus Plan generally are not transferable, except that an optionee may transfer nonstatutory options to an immediate family member or an entity controlled by the optionee or an immediate family member.

     The term of any option cannot exceed ten years, and the term of an ISO granted to a holder of more than 10% of the voting power of the Company cannot exceed five years. Options generally terminate three months after the optionee's employment terminates for any reason other than retirement, disability or death. In the event of the optionee's retirement, the optionee generally may exercise the vested portion of the option within 12 months after retirement. In the event of the optionee's disability, the option vests in full and the optionee generally may exercise the option within 12 months after the optionee's employment terminated. In the event of the optionee's death, the option also vests in full and the optionee's successors generally may exercise the option within 12 months after the optionee's death. Restricted stock awards likewise vest in full in the event of the recipient's disability or death.

     As of September 30, 1998, options to purchase an aggregate of 839,636 shares of Common Stock were outstanding under the Omnibus Plan at a weighted average exercise price of $8.15. A total of 910,364 shares of Common Stock are available for future issuance under the Omnibus Plan.

  1998 Non-Employee Director Stock Option Plan.

     The Company's Board of Directors has adopted the Company's 1998 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan was approved by the Company's stockholders in July, 1998.

     Under the Director Plan, 250,000 shares of Common Stock are reserved for issuance upon the exercise of options. If any options granted under the Director Plan are forfeited or terminate for any other reason without having been exercised in full, then the unpurchased shares subject to those options will become available for additional grants under the Director Plan.

     Under the Director Plan, each new director who is not an employee of the Company or any affiliate is automatically granted, as of the date when he or she is elected to the Company's Board of Directors, an option to purchase 50,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. These options vest in equal annual installments over the five-year period commencing on the date of grant, except that they vest in full in the event of the optionee's death or disability or in the event that the Company is subject to a change in control.

     The term of the options is ten years. Options generally terminate 90 days after the optionee's service as a director terminates for any reason other than death. In the event of the optionee's death, the optionee's successors may exercise the option within 12 months after the optionee's death. Options granted under the Director Plan generally are not transferable, except that an optionee may transfer the options to an immediate family member or an entity controlled by the optionee or an immediate family member.

     As of September 30, 1998, options to purchase an aggregate of 150,000 shares of Common Stock were outstanding under the Director Plan at a weighted average exercise price of $3.85. A total of 100,000 shares of Common Stock are available for future issuance under the Director Plan.

401(k) PLAN

     The Company has adopted a 401(k) retirement savings plan referred to as the BindView Development Corporation 401(k) Profit Sharing Plan. This plan is available to all employees who have attained age 21 and have completed three months of service. An employee may contribute, on a pre-tax basis, up to 15% of the employee's wages from the Company, subject to limitations specified under the Internal Revenue Code. Under the terms of the BindView Development Corporation 401(k) Profit Sharing Plan, the Company shall match employee contributions up to 50% of the first 6% contributed by the employee and may make discretionary profit sharing contributions. Contributions are allocated to each employee's individual account and are, at the employee's election, invested in one, all or some combination of the investment funds available under such 401(k) plan. Employee contributions are fully vested and non-forfeitable. Employees will vest in any Company contributions at the rate of 20% for each year of service commencing after the first year of service.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Christopher J. Sole, Scott R. Plantowsky, David E. Pulaski and Nadeem Ghias. Mr. Sole's employment agreement remains in effect until such agreement is terminated by Mr. Sole upon two weeks notice, subject to the Company's right to terminate the agreement immediately for cause or Mr. Sole's death. The Company may also terminate Mr. Sole at any time for any reason (or no reason), subject to the obligation of the Company to pay Mr. Sole an amount equal to six months of base salary. Mr. Sole's annual salary is currently $110,000, subject to review by the Compensation Committee. Mr. Sole is also eligible to receive annual cash bonuses, stock option grants and other awards under the Company's existing stock plans, by and at the discretion of the Compensation Committee. Mr. Sole is prohibited from soliciting customers of the Company for a period of up to 12 months after Mr. Sole's termination.

     Mr. Plantowsky's employment agreement remains in effect until January 1, 2000, or until such agreement is terminated by Mr. Plantowsky upon 60 days notice, subject to the Company's right to terminate the agreement immediately for cause or Mr. Plantowsky's death. In connection with Mr. Plantowsky's employment, Mr. Plantowsky received, among other things, a nonstatutory stock option to purchase 875,000 shares of the Company's Common Stock that vest over a three year period from April 1997. Under this option, if Mr. Plantowsky's employment is terminated for any reason other than for cause, including a constructive termination, the Company is obligated to either (i) pay Mr. Plantowsky $1 million and one-half of his then unvested shares shall immediately vest or (ii) cause all of Mr. Plantowsky's shares to immediately vest. Mr. Plantowsky's annual salary is currently $110,000, subject to review by the Compensation Committee. Mr. Plantowsky is also eligible to receive annual cash bonuses, stock option grants and other awards under the Company's existing stock plans, by and at the discretion of the Compensation Committee. In addition, in the event that Mr. Plantowsky's employment with the Company is terminated for cause or Mr. Plantowsky resigns, in either case prior to January 1, 1999, July 1, 1999 or January 1, 2000, then the Company shall have the option to purchase up to 164,062 shares, 109,375 shares and 54,687 shares, respectively, of Common Stock from Mr. Plantowsky at a price per share of $2.85. Mr. Plantowsky is prohibited from (i) directly or indirectly engaging in the same or similar business activities to those carried on by the Company and (ii) soliciting customers of the Company for a period of two years after Mr. Plantowsky's termination.

     Mr. Ghias' employment agreement remains in effect until such agreement is terminated by Mr. Ghias upon two weeks notice, subject to the Company's right to terminate the agreement immediately for cause or Mr. Ghias' death. Mr. Ghias' annual salary is currently $114,950, subject to review by the Compensation Committee. Mr. Ghias is also eligible to receive annual cash bonuses, stock option grants and other awards under the Company's existing stock plans, by and at the discretion of the Compensation Committee. Mr. Ghias is prohibited from
(i) directly or indirectly engaging in the same or similar business activities to those carried on by the Company and (ii) soliciting customers of the Company for a period of 12 months after Mr. Ghias' termination.

     David E. Pulaski's employment agreement remains in effect until such agreement is terminated by Mr. Pulaski upon two weeks notice, subject to the Company's right to terminate the agreement immediately for cause or Mr. Pulaski's death. Mr. Pulaski's annual salary is currently $96,000, subject to review by the Compensation Committee. Mr. Pulaski is also eligible to receive annual cash bonuses, stock option grants and other awards under the Company's existing stock plans, by and at the discretion of the Compensation Committee. Mr. Pulaski is prohibited from (i) directly or indirectly engaging in the same or similar business activities to those carried on by the Company and (ii) soliciting customers of the Company for a period of 12 months at Mr. Pulaski's termination.

     The Company also maintains employment/confidentiality agreements with substantially all of its employees. Such agreements are not for a specific term and are generally terminable at will by the Company, subject to the obligation of the Company to pay the employee an amount equal to accrued vacation time and severance pay in the amount of at least one-half month's salary. These agreements provide for annual base salaries, other benefits, such as vacation and sick leave, and non-compete and confidentiality agreements. The employees who are parties to these agreements are also entitled to bonuses based on achieving targets to be set by the Company's Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Peter L. Bloom, a director of the Company, is a member of the Compensation Committee of the Board of Directors. Mr. Bloom is also a general partner of both General Atlantic Partners 44, L.P. and GAP Coinvestment Partners, L.P.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS AND OFFICERS

     On April 8, 1997, the Company delivered 487,500 shares of Common Stock to Nadeem Ghias, the Company's Vice President -- Research & Development, to settle its obligation pursuant to his employment with the Company, and the sale of technology by Mr. Ghias to the Company, in 1993. Under the terms of a related agreement (the "Agreement"), the Company has the option to purchase the 487,500 shares of Common Stock subject to the Agreement within 60 days of certain triggering events. The triggering events are the death or disability of Mr. Ghias, the termination of his employment with the Company or any disposition of the shares. The purchase price of the shares is determined by the following formula: the Company is to be valued at an amount equal to 1.56 times the net sales of the Company in the preceding 12 month period, and the value of one share is determined by dividing the value of the Company by the total number of outstanding shares of Common Stock. In the event that Mr. Ghias' employment has been terminated with the Company for any reason other than death or disability, or if the Company exercises its option due to an involuntary disposition by Mr. Ghias, the purchase price of the shares will be 1.56 times the amount calculated in the preceding formula. The terms of the Agreement provide that the Agreement will terminate upon an initial public offering of Common Stock of the Company.

     On October 16, 1997, the Company issued in a private placement an aggregate of 2,528,090 shares of Class A Convertible Preferred Stock of the Company ("Class A Preferred Stock") and warrants (the "Investor Warrants") to purchase an aggregate of 749,999 shares of Common Stock of the Company with an exercise price of $4.00 per share. The Class A Preferred Stock and Investor Warrants were purchased by General Atlantic Partners 44, L.P., GAP Coinvestment Partners, L.P. and JMI Equity Fund III, L.P. (collectively, the "Purchasers") for an aggregate consideration of $18 million. Pursuant to the agreements entered into in connection with this offering and sale of the Class A Preferred Stock and Investor Warrants, among other provisions, the Company agreed to nominate, and Eric J. Pulaski, a significant shareholder, agreed to vote his shares to elect, representatives of the Purchasers to the Board of Directors of the Company.

     Immediately prior to the private placement and sale of the Class A Preferred Stock and Investor Warrants, the Company terminated its Phantom Stock Plan. In connection with the termination of the Phantom Stock Plan, the Company issued shares of Common Stock and options to purchase shares of the Common Stock of the Company to the participants in the plan as consideration for the cancellation of their interests in the plan. The Company issued 1,757,188 shares of Common Stock before terminating its S Corporation status, creating a loss in the short S Corporation year. Subsequently, the shareholders elected to convert the Company into a C Corporation and issued 3,187,612 shares of Common Stock creating a loss in the short C Corporation year. Upon issuance of the Common Stock to the employee recipients, the Company incurred a one-time aggregate compensation charge of approximately $14.7 million. Contemporaneously, the Company initiated a stock repurchase, in aggregate, of 4,921,958 shares of Common Stock for approximately $14 million, equal to approximately $2.85 per share. The stock repurchase provided funds for personal income tax liabilities for employees resulting from the receipt of Common Stock in consideration of cancellation of their interest in the Phantom Stock Plan, to the extent vested, and provided liquidity for certain selling shareholders. Options were granted to purchase 1,303,740 shares of Common Stock at an exercise price of $2.85 in consideration of cancellation of the participant's unvested interest in the Phantom Stock Plan pursuant to the Company's 1997 Incentive Plan.

     In November, 1997, the Company granted Scott R. Plantowsky, the Company's Vice President, Chief Financial Officer and a member of its Board of Directors, a warrant (the "Warrant") to purchase 437,500 shares of its Common Stock at an exercise price of $2.85 per share in exchange for the extinguishment of a bonus provision in his option agreement. This warrant was exercised in May 1998.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans between the Company and its officers, directors, principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

PHANTOM STOCK PLAN

     In 1996, the Company implemented a Phantom Stock Plan which granted phantom stock units to certain employees. Each phantom stock unit provided the participant with the right to receive shares of the Company's Common Stock upon the occurrence of a change in control of the Company, an initial public offering of the Company's Common Stock, liquidation of the Company or a sale of substantially all of the Company's assets. The Company granted 6,598,250 phantom stock units during 1996. No grants were made during 1997.

     The Company terminated the Phantom Stock Plan in October 1997 and issued 1,757,188 shares of Common Stock on October 13, 1997 and 3,187,612 shares of Common Stock on October 16, 1997 to retire the Phantom Stock Plan and recognized a related stock compensation charge of $14.7 million in October 1997. On October 16, 1997, the Company issued options to purchase 1,303,740 shares of Common Stock under the Company's 1997 Incentive Plan with an exercise price of $2.85 per share to former participants with unvested rights in the Phantom Stock Plan.

INDEMNIFICATION

     The Revised Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted under Texas law. The provision eliminates the liability of a director to the Company or its shareholders for monetary damages for acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (i) for breach of his duty of loyalty to the Company or to the shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) for acts or omissions for which the liability of a director is expressly provided by an applicable statute or (iv) in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Revised Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors. The Company has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Company's officers and directors with further indemnification to the maximum extent permitted by Texas law.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to the Company regarding beneficial ownership of its Common Stock as of September 30, 1998, and as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Named Officers, (iii) each of the Company's directors,
(iv) all current executive officers and directors as a group and (v) all Selling Shareholders.

                                               SHARES BENEFICIALLY OWNED                  SHARES BENEFICIALLY OWNED
                                                   PRIOR TO OFFERING        NUMBER OF          AFTER OFFERING
                                               -------------------------   SHARES BEING   -------------------------
   NAME AND ADDRESS OF BENEFICIAL OWNER(1)       NUMBER      PERCENT(2)      OFFERED        NUMBER      PERCENT(2)
   ---------------------------------------     -----------   -----------   ------------   -----------   -----------
General Atlantic Partners, LLC(3)............   4,793,481       24.0%       1,626,367      3,167,114       15.6%
  3 Pickwick Plaza
  Greenwich, CT 06830
JMI Equity Fund III, L.P.(4).................   2,356,742       11.8          813,183      1,543,559        7.6
  12860 High Bluff Road, Suite 200
  San Diego, CA 92130
Eric J. Pulaski..............................   5,274,900       26.4               --      5,274,900       26.0
Peter L. Bloom(3)............................   4,793,481       24.0        1,626,367      3,167,114       15.6
Scott R. Plantowsky(5).......................   1,123,287        5.6               --      1,123,287        5.5
Christopher J. Sole(6).......................     624,590        3.0           94,000        530,590        2.6
David E. Pulaski(7)..........................     518,202        2.6               --        518,202        2.6
Nadeem Ghias(8)..............................     255,000        1.3           38,250        216,750        1.1
John J. Moores...............................          --          *               --             --          *
Richard A. Hosley II.........................          --          *               --             --          *
Irl Nathan...................................     162,500          *          125,000         37,500          *
Mark Feferman................................      49,875          *            2,000         47,875          *
Dan Hurley...................................       5,000          *              750          4,250          *
Jerry Sisson.................................       1,500          *              225          1,275          *
Jonathon Zodin...............................       1,500          *              225          1,275          *
All directors and officers as a group (8
  persons)(9)................................  12,589,460       60.4%       1,800,000     10,830,843       51.4%

---------------

 * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each listed shareholder is c/o BindView Development Corporation, 3355 West Alabama, Suite 1200, Houston, Texas 77098. To the Company's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock indicated.

(2) Percentage of beneficial ownership is based on 19,965,170 shares of Common Stock outstanding as of September 30, 1998, and 20,265,170 shares of Common Stock outstanding after the completion of this offering. The number of shares of Common Stock beneficially owned includes the shares issuable pursuant to stock options that are either exercisable within 60 days of September 30, 1998 or exercisable upon the effective date of this offering. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of Common Stock outstanding after this offering includes 300,000 shares of Common Stock being offered for sale by the Company in this offering.

(3) Consists of 3,910,657 shares of Common Stock held by General Atlantic Partners 44, L.P. ("GAP 44") and 882,824 shares of Common Stock held by GAP Coinvestment Partners, L.P. ("GAP Coinvestment") before this offering, and 2,284,290 shares of Common Stock held by GAP 44 and 882,824 shares held by GAP Coinvestment after the offering (2,027,613 and 882,824, respectively, assuming the Underwriters exercise their over-allotment option in full). The general partner of GAP 44 is General Atlantic Partners, LLC ("GAP LLC"). The managing members of GAP LLC are also the general partners of GAP Coinvestment. Peter L. Bloom is a managing member of GAP LLC. Mr. Bloom disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4) The general partner of JMI Equity Fund III, L.P. is JMI Associates III, LLC. The Managing Members of JMI Associates III, LLC are Charles Noell, Harry Gruner and Norris Van der Berg. Each of Messrs. Noell, Gruner and Van der Berg disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. If the Underwriters exercise their over-allotment option in full, JMI Equity Fund III, L.P. will beneficially own 1,415,221 shares.

(5) Includes 261,875 shares of Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Also includes 5,000 shares held by Scott Plantowsky, Custodian for Hannah Plantowsky. Mr. Plantowsky has voting power over such shares. However, Mr. Plantowsky disclaims beneficial ownership of such shares. In the event that Mr. Plantowsky's employment with the Company is terminated by the Company prior to January 1, 2000, for cause or upon Mr. Plantowsky's resignation, the Company may purchase from him a portion of these shares at a purchase price of $2.85 per share. See "Management -- Employment Agreements."

(6) Includes 490,590 shares of Common Stock issuable upon exercise of outstanding options which will become exercisable within 60 days of September 30, 1998.

(7) Includes 125,000 shares held by David E. Pulaski, Trustee of the Pulaski Family Charitable Remainder Trust (the "Pulaski Family Trust"). Mr. Pulaski has voting power over shares held by the Pulaski Family Trust and has a pecuniary interest in a portion of the income from the Pulaski Family Trust. Mr. Pulaski disclaims beneficial ownership of shares held by the Pulaski Family Trust except to the extent of his pecuniary interest therein.

(8) Includes 48,750 shares of Common Stock issuable upon exercise of outstanding options which will become exercisable within 60 days of September 30, 1998.

(9) Includes 895,215 and 801,215 shares of Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998 before this offering and after the offering, respectively.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 100,000,000 shares of Common Stock, no par value.

COMMON STOCK

     As of September 30, 1998, there were 19,965,170 shares of Common Stock outstanding that were held of record by approximately 80 shareholders. There will be 20,360,370 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND TEXAS LAW

  Articles of Incorporation and Bylaws

     The Revised Articles of Incorporation provide that the Board of Directors is divided into three classes of directors, with each class serving a staggered three-year term. The classification of the Board of Directors has the effect of generally requiring at least two annual shareholder meetings, instead of one, to replace a majority of the Board members. The Revised Articles of Incorporation also provide that all shareholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of the Bylaws and the Revised Articles of Incorporation provide that the shareholders may amend the Bylaws or certain provisions of the Revised Articles of Incorporation only with the affirmative vote of 80% of the Company's capital stock. These provisions of the Revised Articles of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk
Factors -- Anti-Takeover Provisions."

  Texas Takeover Statute

     The Company is subject to Article 13.03 of the Texas Business Corporations Act (the "TBCA"), which, subject to certain exceptions, prohibits a Texas corporation from engaging in any business combination with any affiliated shareholder, as defined under Article 13.01 of the TBCA, for a period of three years following the date that such shareholder became an affiliated shareholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder or (ii) the business combination is approved and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned or controlled by the interested shareholder, at a meeting of shareholders and not by written consent, duly called for that purpose not less than six months after the date that the affiliated shareholder first became an affiliated shareholder of the corporation.

     Article 13.02 of the TBCA ("Article 13.02") defines a business combination to include: (i) any merger or consolidation involving the corporation and the affiliated shareholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the affiliated shareholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder, (iv) the adoption of a plan or proposal for the liquidation or dissolution of the corporation pursuant to an agreement with an affiliated shareholder, (v) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder or
(vi) the receipt by the affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Article 13.02 defines an affiliated shareholder as any entity or person beneficially owning 20% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     The holders of approximately 11 million shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of certain employment agreements between the Company and holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, including, without limitation, the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within six months following an offering of the Company's securities, including the offering made hereby.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., and its telephone number is (214) 965-2235.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 20,360,370 shares of Common Stock outstanding. Of this amount, the following shares will be eligible for sale in the public market either on the effective date of this offering or in the future:

DATE THAT SHARES ARE                       APPROXIMATE SHARES
ELIGIBLE FOR FUTURE SALE                ELIGIBLE FOR FUTURE SALE                    COMMENT
------------------------                ------------------------                    -------
On the effective date of this
  offering............................         7,400,350           Includes 4,312,500 freely tradeable shares
                                                                     sold in initial public offering,
                                                                     3,000,000 shares sold in this offering
                                                                     and 87,850 shares salable under Rule
                                                                     144(k) that are not subject to the
                                                                     180-day IPO Lockup Period.
On January 24, 1999...................         1,349,333           Includes shares salable on expiration of
                                                                     the 180-day IPO Lockup Period under Rule
                                                                     144, 144(k), 701 or pursuant to
                                                                     Registration Statements on Form S-8.
90 days after this offering...........         6,862,514           Consists of shares held by the Company's
                                                                     executive officers that are subject to
                                                                     the 90-day Secondary Lockup Period.
180 days after this offering..........         4,748,173           Consists of shares held by entities
                                                                     affiliated with General Atlantic
                                                                     Partners, LLC and JMI Equity Fund III,
                                                                     L.P. and Irl Nathan not sold in this
                                                                     offering and that are subject to the
                                                                     180-day Secondary Lockup Period.
Thereafter............................              None           Restricted securities held for one year or
                                                                     less.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 200,000 shares immediately after this offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     Any employee or consultant to the Company who purchased shares pursuant to a written compensatory plan or contract prior to the initial public offering is entitled to rely on the resale provisions of Rule 701. Rule 701 permits nonaffiliates to sell their Rule 701 shares without having to comply with the Rule 144 public information, holding period, volume limitation or notice provisions and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case beginning 90 days after the effective date of the initial public offering. In connection with the initial public offering, the Company also filed two Registration Statements on Form S-8 to register shares of Common Stock subject to outstanding options or reserved for issuance under the Company's stock plans. As of September 30, 1998, outstanding options to purchase 4,451,334 shares and 1,379,838 shares reserved for future issuance under the Company's stock plans were registered on the Company's Form S-8s. Assuming vesting of options, the shares issued upon exercise of outstanding options will be freely tradeable on the expiration of the 180-day IPO Lockup Period (described below).

     The Company is unable to estimate the number of shares that will be sold under Rule 144, Rule 701 or under the Company's Form S-8s, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     In connection with the Company's initial public offering in July 1998, the Company, its directors, executive officers, shareholders with registration rights and certain other shareholders agreed that they would not sell any Common Stock without the prior consent of BancBoston Robertson Stephens for a period of 180 days from the date of the effective date of the initial public offering (the "180-day IPO Lockup Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the Company's stock plans. In connection with this offering, the Company's executive officers and each of the Selling Shareholders (other than entities affiliated with General Atlantic Partners, LLC and JMI Equity Fund III, L.P. and Irl Nathan) have agreed that they will not sell any Common Stock without the prior consent of BancBoston Robertson Stephens Inc. for a period of 90 days from the date of this Prospectus (the "90-day Secondary Lockup Period"). Similarly, entities affiliated with General Atlantic Partners, LLC and JMI Equity Fund III, L.P. and Mr. Nathan have agreed that they will not sell any Common Stock without the prior consent of BancBoston Robertson Stephens for a period of 180 days from the date of this Prospectus (the "180-day Secondary Lockup Period").

     In addition, after this offering, the holders of approximately 11 million shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), acting through their representatives, BancBoston Robertson Stephens Inc., BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and CIBC Oppenheimer Corp. (the "Representatives"), have severally agreed with BindView and certain selling shareholders of the Company (the "Selling Shareholders"), subject to the terms and conditions of the Underwriting Agreement, to purchase from the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.


                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
BancBoston Robertson Stephens Inc...........................      1,320,000
BT Alex. Brown Incorporated.................................        690,000
Donaldson, Lufkin & Jenrette Securities Corporation.........        600,000
CIBC Oppenheimer Corp.......................................        390,000
                                                                 ----------
          Total.............................................      3,000,000
                                                                 ==========



     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $0.60 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives.


     The Company and certain of the Selling Shareholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the same price per share as the Company and the Selling Shareholders will receive for the 3,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 3,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Each officer and director who holds shares of the Company and certain holders (including such officers and directors) of shares of Common Stock have agreed, for the 90-day Secondary Lockup Period, and each of the entities affiliated with General Atlantic Partners LLC and JMI Equity Fund III, L.P. and Irl Nathan have agreed, for the 180-day Secondary Lockup Period, subject in each case to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the Representatives and any of the Company's shareholders providing consent by the Representatives to the sale of shares prior to the expiration of the 90-day Secondary Lockup Period or 180-day Secondary Lockup Period. In addition, the Company has agreed that during the 90-day Secondary Lockup Period or 180-day Secondary Lockup Period, the Company will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common

Stock other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options, and the Company's issuance of options and shares under existing employee stock option and stock purchase plans. See "Shares Eligible For Future Sale."

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions and the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Fulbright & Jaworski L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Austin, Texas.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996 and the years ended December 31, 1995 and 1996, included in this Prospectus have been so included in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements as of December 31, 1997 and for the year then ended included in this Prospectus, except as they relate to the unaudited nine-month periods ended September 30, 1997 and 1998, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     On March 6, 1998, the Company notified Grant Thornton LLP ("Grant Thornton") that they were dismissed as the Company's independent auditor. The decision to change accountants was approved by the Company's Audit Committee of the Board of Directors.

     The reports of Grant Thornton on the Company's financial statements for the years ended December 31, 1996 and December 31, 1995 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Company and Grant Thornton had not, in connection with the audit of the Company's financial statements for each of the prior two years ended December 31, 1996 and December 31, 1995, or in connection with the period from December 31, 1996, through March 6, 1998, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its reports.

     On March 6, 1998, Price Waterhouse LLP was engaged by the Company to act as its new independent auditors. During the two most recent fiscal years and any subsequent interim periods prior to engaging Price Waterhouse LLP, neither the Company nor anyone on its behalf consulted Price Waterhouse LLP regarding either
(i) the application of accounting principles to a specified transaction, whether completed or proposed or (ii) the type of audit opinion that might be rendered on the Company's financial statements. The Company was neither provided with a written report nor oral advice that Price Waterhouse LLP concluded was an important consideration by the Company in reaching a decision as to the acceptance of its engagement as the independent auditors of the Company, relating to accounting, auditing or financial reporting matters, or any matter that was the subject of either a disagreement or an event described in the paragraph immediately above.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. BindView is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                        BINDVIEW DEVELOPMENT CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Price Waterhouse LLP..............................   F-2
Report of Grant Thornton LLP................................   F-3
Consolidated Balance Sheet at December 31, 1996 and 1997 and
  September 30, 1998 (unaudited)............................   F-4
Consolidated Statement of Operations for each of the three
  years in the period ended December 31, 1997 and for the
  nine months ended September 30, 1997 and 1998
  (unaudited)...............................................   F-5
Consolidated Statement of Shareholders' Equity for each of
  the three years in the period ended December 31, 1997 and
  the nine months ended September 30, 1998 (unaudited)......   F-6
Consolidated Statement of Cash Flows for each of the three
  years in the period ended December 31, 1997 and for the
  nine months ended September 30, 1997 and 1998
  (unaudited)...............................................   F-7
Notes to Consolidated Financial Statements..................   F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
BindView Development Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of BindView Development Corporation and its subsidiary at December 31, 1997, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                            PRICE WATERHOUSE LLP
                                            Houston, Texas

March 31, 1998, except
as to Note 11, which
is as of May 15, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
BindView Development Corporation

     We have audited the accompanying balance sheet of Bindview Development Corporation as of December 31, 1996, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bindview Development Corporation at December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

                                            GRANT THORNTON LLP

Houston, Texas
February 4, 1997

                        BINDVIEW DEVELOPMENT CORPORATION

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------   SEPTEMBER 30,
                                                               1996      1997         1998
                                                              ------    -------   -------------
                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  766    $ 7,203      $48,374
  Accounts receivable, net..................................   2,270      4,729        3,706
  Other current assets......................................      83         --          686
  Deferred tax asset........................................      --      3,150        3,939
                                                              ------    -------      -------
          Total current assets..............................   3,119     15,082       56,705
Property and equipment, net.................................     805      1,370        3,784
Other assets................................................      92         57           31
                                                              ------    -------      -------
          Total assets......................................  $4,016    $16,509      $60,520
                                                              ======    =======      =======

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  273    $   785      $ 1,496
  Accrued liabilities.......................................     334        831          908
  Accrued compensation......................................     192        614          822
  Deferred revenue..........................................     570      2,029        4,357
                                                              ------    -------      -------
          Total current liabilities.........................   1,369      4,259        7,583
                                                              ------    -------      -------
Commitments and contingencies (Note 8)......................      --         --           --
Shareholders' equity:
  Convertible preferred stock, $0.01 par value, 20,000,000
     shares authorized, 0, 2,528,090 and 2,528,090 shares
     issued and outstanding, respectively, liquidation
     preference of $18,002..................................      --         25           --
  Common stock, no par value, 100,000,000 shares authorized,
     7,740,000, 13,197,615 and 19,965,170 shares issued and
     outstanding, respectively..............................       1          1            1
  Additional paid-in capital................................      14     31,728       56,244
  Common Stock Warrant to purchase 437,500 shares...........      --        550           --
  Retained earnings (accumulated deficit)...................   2,632     (6,037)      (3,308)
  Treasury stock, 4,921,958 shares..........................      --    (14,017)          --
                                                              ------    -------      -------
          Total shareholders' equity........................   2,647     12,250       52,937
                                                              ------    -------      -------
          Total liabilities and shareholders' equity........  $4,016    $16,509      $60,520
                                                              ======    =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                        BINDVIEW DEVELOPMENT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                NINE MONTHS
                                                                                   ENDED
                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1995     1996       1997      1997      1998
                                               ------   -------   --------   -------   -------
                                                                                (UNAUDITED)
Revenues:
  Licenses...................................  $7,005   $ 9,720   $ 17,821   $10,782   $18,587
  Services...................................     328     1,282      3,017     1,871     5,366
                                               ------   -------   --------   -------   -------
          Total revenues.....................   7,333    11,002     20,838    12,653    23,953
                                               ------   -------   --------   -------   -------
Cost of revenues:
  Cost of licenses...........................     693       465        644       379       790
  Cost of services...........................     139       362        624       386       722
                                               ------   -------   --------   -------   -------
          Total cost of revenues.............     832       827      1,268       765     1,512
                                               ------   -------   --------   -------   -------
Gross profit.................................   6,501    10,175     19,570    11,888    22,441
                                               ------   -------   --------   -------   -------
Costs and expenses:
  Sales and marketing........................   3,234     4,197      9,088     5,521    10,935
  Research and development...................   1,249     2,088      3,573     2,159     5,944
  General and administrative.................   1,235     1,472      2,943     1,544     2,313
  Stock compensation expense.................      --       436     15,262        --        --
                                               ------   -------   --------   -------   -------
Operating income (loss)......................     783     1,982    (11,296)    2,664     3,249
Other income (expense), net..................     (29)        8        118        51       756
                                               ------   -------   --------   -------   -------
Income (loss) before income tax provision....     754     1,990    (11,178)    2,715     4,005
Provision (benefit) for income taxes.........      --        --     (3,150)       --     1,276
                                               ------   -------   --------   -------   -------
Net income (loss)............................  $  754   $ 1,990   $ (8,028)  $ 2,715   $ 2,729
                                               ======   =======   ========   =======   =======
Basic earnings per share.....................                                          $  0.24
Diluted earnings per share...................                                          $  0.14
Pro forma information:
  Net income (loss) as reported..............  $  754   $ 1,990   $ (8,028)  $ 2,715
  Pro forma charge (benefit) in lieu of
     income taxes............................     264       697       (765)      951
                                               ------   -------   --------   -------
Pro forma net income (loss)..................  $  490   $ 1,293   $ (7,263)  $ 1,764
                                               ======   =======   ========   =======
Pro forma basic net income (loss) per
  share......................................  $ 0.06   $  0.16   $  (0.88)  $  0.21
Pro forma diluted net income (loss) per
  share......................................  $ 0.06   $  0.12   $  (0.88)  $  0.12

  The accompanying notes are an integral part of these consolidated financial statements.

                        BINDVIEW DEVELOPMENT CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                            RETAINED
                                                COMMON STOCK       ADDITIONAL   COMMON      EARNINGS                    TOTAL
                                 PREFERRED   -------------------    PAID-IN      STOCK    (ACCUMULATED   TREASURY   SHAREHOLDERS'
                                   STOCK       SHARES     AMOUNT    CAPITAL     WARRANT     DEFICIT)      STOCK        EQUITY
                                 ---------   ----------   ------   ----------   -------   ------------   --------   -------------
Balance at January 1, 1995.....    $ --       7,740,000     $1      $     14       --       $   693      $     --     $    708
  S Corporation
    distributions..............      --              --     --            --       --          (248)           --         (248)
  Net income...................      --              --     --            --       --           754            --          754
                                   ----      ----------     --      --------     ----       -------      --------     --------
Balance at December 31, 1995...      --       7,740,000      1            14       --         1,199            --        1,214
  S Corporation
    distributions..............      --              --     --            --       --          (557)           --         (557)
  Net income...................      --              --     --            --       --         1,990            --        1,990
                                   ----      ----------     --      --------     ----       -------      --------     --------
Balance at December 31, 1996...      --       7,740,000      1            14       --         2,632            --        2,647
  S Corporation
    distributions..............      --              --     --            --       --        (1,274)           --       (1,274)
  Issuance of common stock to
    satisfy 1993 employment and
    acquisition liability......      --         502,850     --           272       --            --            --          272
  Issuance of common stock
    pursuant to termination of
    Phantom Stock Plan.........      --       4,944,800     --        14,092       --            --            --       14,092
  Transfer of S Corporation
    accumulated deficit upon
    conversion to C
    Corporation................      --              --     --          (633)      --           633            --           --
  Issuance of convertible
    preferred stock (2,528,090
    shares)....................      25              --     --        17,977       --            --            --       18,002
  Issuance of warrant to
    purchase common stock
    (437,500 shares)...........      --              --     --            --      550            --            --          550
  Purchase of treasury stock
    (4,921,958 shares).........      --              --     --            --       --            --       (14,017)     (14,017)
  Exercise of stock options....      --           9,965     --             6       --            --            --            6
  Net loss.....................      --              --     --            --       --        (8,028)           --       (8,028)
                                   ----      ----------     --      --------     ----       -------      --------     --------
Balance at December 31, 1997...      25      13,197,615      1        31,728      550        (6,037)      (14,017)      12,250
  Exercise of stock options
    (unaudited)................      --         860,403     --         1,622       --            --            --        1,622
  Exercise of stock warrants
    (unaudited)................      --       1,187,499     --         4,796     (550)           --            --        4,246
  Tax benefit related to
    exercise of employee stock
    options (unaudited)........      --              --     --         2,065       --            --            --        2,065
  Conversion of preferred stock
    (unaudited)................     (25)      6,320,225     --            25       --            --            --           --
  Initial public offering
    (unaudited)................      --       3,321,386     --        30,025       --            --            --       30,025
  Retirement of treasury stock
    (unaudited)................      --      (4,921,958)    --       (14,017)      --            --        14,017           --
  Net income for nine months
    ended September 30, 1998
    (unaudited)................      --              --     --            --       --         2,729            --        2,729
                                   ----      ----------     --      --------     ----       -------      --------     --------
Balance at September 30, 1998
  (unaudited)..................    $ --      19,965,170     $1      $ 56,244       --       $(3,308)     $    (--)    $ 52,937
                                   ====      ==========     ==      ========     ====       =======      ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        BINDVIEW DEVELOPMENT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1995      1996      1997      1997      1998
                                               -------   ------   --------   -------   -------
                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..........................  $   754   $1,990   $ (8,028)  $ 2,715   $ 2,729
  Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
     Depreciation and amortization expense...      431      427        815       448       691
     Stock compensation expense..............       --       --     14,642        --        --
     Increase in provision for bad debts.....       --       --        170        --        --
     Deferred income taxes...................       --       --     (3,150)       --      (789)
     Changes in assets and liabilities:
       (Increase) decrease in accounts
          receivable.........................     (523)    (902)    (2,629)     (790)    1,023
       (Increase) decrease in other assets...        7      (49)        83       (50)     (660)
       Increase (decrease) in accounts
          payable............................      148       37        512       (72)      711
       Increase (decrease) in accrued
          liabilities........................       26       51      1,191       159       285
       Increase in deferred revenue..........      305       86      1,459       982     2,328
                                               -------   ------   --------   -------   -------
          Net cash provided by operating
            activities.......................    1,148    1,640      5,065     3,392     6,318
                                               -------   ------   --------   -------   -------
Cash flows from investing activities:
  Purchase of property and equipment.........     (384)    (583)    (1,250)     (931)   (3,105)
  Other......................................     (135)    (130)       (95)       --        --
                                               -------   ------   --------   -------   -------
          Net cash used by investing
            activities.......................     (519)    (713)    (1,345)     (931)   (3,105)
                                               -------   ------   --------   -------   -------
Cash flows from financing activities:
  S Corporation distributions................     (248)    (557)    (1,274)   (1,274)       --
  Payments on notes payable and long-term
     debt....................................   (2,755)    (226)        --        --        --
  Proceeds from notes payable and long-term
     debt....................................    2,852       --         --        --        --
  Proceeds from issuance of convertible
     preferred stock and common stock
     warrants................................       --       --     18,002        --        --
  Purchases of treasury stock................       --       --    (14,017)       --        --
  Proceeds from exercise of stock options....       --       --          6        --     3,687
  Proceeds from exercise of stock warrants...                                     --     4,246
  Proceeds from initial public offering......                                     --    30,025
          Net cash provided (used) by
            financing activities.............     (151)    (783)     2,717    (1,274)   37,958
                                               -------   ------   --------   -------   -------
Net increase in cash and cash equivalents....      478      144      6,437     1,187    41,171
Cash and cash equivalents at beginning of
  period.....................................      144      622        766       766     7,203
                                               -------   ------   --------   -------   -------
Cash and cash equivalents at end of period...  $   622   $  766   $  7,203   $ 1,953   $48,374
                                               =======   ======   ========   =======   =======
Supplemental disclosures for cash flow
  information:
  Cash paid during the year for interest.....  $    27   $   15   $     --   $    --   $    --
Noncash financing and investing activities:
  Issuance of 502,850 shares of common stock
     in 1997 to satisfy 1993 acquisition
     liability
  Issuance of warrant to purchase 437,500
     shares of common stock in 1997 to
     satisfy bonus obligation

  The accompanying notes are an integral part of these consolidated financial statements.

                        BINDVIEW DEVELOPMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Operations

     BindView Development Corporation (the Company), a Texas corporation, was incorporated in May 1990. Previous to 1995, the Company was known as The LAN Support Group, Inc. Pursuant to the sale of convertible preferred stock, the Company's Subchapter S election terminated on October 16, 1997.

     The Company develops, markets and supports a suite of systems management software products that manage the security and integrity of complex, distributed client/server networks operating on Microsoft Windows NT and Novell NetWare environments.

  Principles of Consolidation

     The consolidated financial statements include the accounts of BindView Development Corporation and BindView GmbH, its wholly-owned German subsidiary. All significant intercompany transactions have been eliminated.

  Revenue Recognition

     In October 1997 the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," which the Company adopted effective as of January 1, 1997. Such adoption had no effect on the Company's method of recognizing revenue from its license and subscription contract activities. Prior to 1997, the Company recognized revenue in accordance with SOP No. 91-1, "Software Revenue Recognition." The Company sells its products under perpetual licenses and recognizes its license revenue upon meeting each of the following criteria: (i) execution of a written purchase order, license agreement or contract; (ii) delivery of software or, if the customer has previously received evaluation software, delivery of the software license code; and (iii) issuance of the related license, with no significant vendor obligations or customer acceptance rights outstanding; (iv) the license fee is fixed or determinable; and (v) collectibility is assessed as being probable. Revenues from perpetual licenses are recorded as license revenue in the Statements of Operations. Service revenues include subscription contracts and professional services. Subscription contracts are purchased separately by customers at their discretion and related revenues are recognized ratably over the one year contract term. The portion of subscription contract revenues that have not yet been recognized as revenues is reported as deferred revenue in the accompanying balance sheet.

     The Company also derives a portion of its revenues through the sale of its products by distributors, value-added resellers and system integrators. Resellers have no return rights and end customers have, under the Company's standard shrink-wrap license agreement, 30 days to return products. To date, returns have been minor and, accordingly, the Company has not recorded a reserve for returns. Revenues are recognized on these transactions upon (i) receipt of an executed purchase order from the reseller and (ii) shipment of the software.

  Postcontract Customer Support

     Prior to January 1, 1998, the Company provided postcontract customer support, consisting solely of telephone technical support, to its customers. The costs of providing this support has been accrued and charged to expense at the time the revenue is recognized. Accrued liabilities at December 31, 1996 and 1997 includes approximately $42 and $78, respectively, related to providing this support.

                        BINDVIEW DEVELOPMENT CORPORATION

  Advertising Costs

     Advertising costs are charged to operations when incurred.

  Research and Development

     Research and development costs are charged to operations when incurred. In accordance with the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", the Company capitalizes costs incurred in the development of software once technological feasibility has been determined. The Company currently considers technological feasibility to have been established once a working model of a product has been produced and tested. To date, costs incurred and capitalizable subsequent to the establishment of technological feasibility have not been material and are included in the Other Assets in the accompanying consolidated balance sheet.

  Stock-Based Compensation

     The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method, as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock, and is recognized over the related vesting period.

     Prior to the completion of the initial public offering, the Company provided supplemental disclosure of the effect on net income and earnings per share as if the minimum value-based method had been applied in measuring compensation expense, as prescribed for nonpublic enterprises in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Note 7).

  Income Taxes

     Prior to October 16, 1997, the Company had elected to be treated as an S Corporation for federal income tax purposes. Accordingly, all federal income tax liability prior to that date was the responsibility of the shareholders.

     The provision for income taxes is computed based on income earned from the termination date of the Company's Subchapter S election on October 16, 1997 through December 31, 1997. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

     The pro forma results of operations of the Company reflect a pro forma charge in lieu of income taxes prior to October 16, 1997.

  Earnings Per Share

     The Company's earnings per share data is presented in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share". Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding securities with the ability to purchase or convert into common stock.

  Cash and Cash Equivalents

     The Company considers investments with original maturity dates of three months or less from the date of purchase to be cash equivalents.

                        BINDVIEW DEVELOPMENT CORPORATION

  Concentration of Credit Risk

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company maintains its cash equivalent balance in a money market fund invested in U.S. Treasury Certificates. The fund is not FDIC insured. The Company has not experienced any losses in such fund and believes it is not exposed to any significant credit risk on cash equivalents.

     Management believes that concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions. The Company performs ongoing credit evaluations of its customers to minimize credit risk. Approximately 16%, 10% and 13% of the Company's sales were made on an export basis, primarily to customers in Europe and the United Kingdom in 1995, 1996 and 1997, respectively.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed by applying the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

  Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes the estimates are reasonable.

  Fair Value of Financial Instruments

     The fair value of cash and cash equivalents, accounts receivable and accounts payable reflected in the December 31, 1996 and 1997 Consolidated Balance Sheet approximate their carrying value due to their short maturities.

  Recent Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income". This standard is effective for fiscal years beginning after December 15, 1997. The Company does not have any items of comprehensive income and therefore this standard does not affect its financial statements or disclosures.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information". This standard is effective for fiscal years beginning after December 15, 1997. The Company currently operates in a single industry and geographic segment and does not expect this standard to have a material impact on disclosures with respect to the Company's financial condition or results of operations.

                        BINDVIEW DEVELOPMENT CORPORATION

2. ACCOUNTS RECEIVABLE

     Accounts receivable balances are summarized as follows:

                                                         DECEMBER 31,
                                                       -----------------   SEPTEMBER 30,
                                                        1996       1997        1998
                                                       ------     ------   -------------
                                                                            (UNAUDITED)
Trade accounts receivable............................  $2,293     $4,911      $3,936
Other accounts receivable............................       2         13          10
                                                       ------     ------      ------
                                                        2,295      4,924       3,946
Less -- allowance for doubtful accounts..............     (25)      (195)       (240)
                                                       ------     ------      ------
                                                       $2,270     $4,729      $3,706
                                                       ======     ======      ======

3. PROPERTY AND EQUIPMENT

     Property and equipment balances are summarized as follows:

                                                            DECEMBER 31,
                                           ESTIMATED      -----------------   SEPTEMBER 30,
                                          USEFUL LIVES     1996      1997         1998
                                          ------------    ------    -------   -------------
                                                                               (UNAUDITED)
Computer equipment and software.........  3 years         $1,317    $ 2,296      $ 4,431
Office furniture and other equipment....  3-7 years          250        378          852
Leasehold improvements..................  lease terms        108        206          688
                                                          ------    -------      -------
                                                           1,675      2,880        5,971
Less -- accumulated depreciation........                    (870)    (1,510)      (2,187)
                                                          ------    -------      -------
                                                          $  805    $ 1,370      $ 3,784
                                                          ======    =======      =======

     Depreciation expense totaled $251, $326 and $685 in 1995, 1996 and 1997, respectively, and $350 (unaudited) and $691 (unaudited) in the nine months ended September 30, 1997 and 1998.

4. CREDIT AGREEMENTS AND FINANCING ARRANGEMENTS

     On June 10, 1997, the Company secured a $2,000 line of credit and a $500 line of credit. Any principal draws on the line of credit mature on June 10, 1998. Any principal draws on the $500 line of credit mature 30 months after the date of such advances. The line is collateralized by accounts receivable and property and equipment. There have been no borrowings outstanding under these facilities.

5. INCOME TAXES

     Effective October 16, 1997, the Company elected to be treated as a C Corporation for federal income tax purposes. Accordingly, no federal income tax expense was recorded by the Company for the years ended December 31, 1995 and 1996, and from January 1, 1997 through October 16, 1997 because operating results are reported in the individual income tax returns of the shareholders.

                        BINDVIEW DEVELOPMENT CORPORATION

     The Company's income tax provision (benefit) was comprised of the following:

                                                              PERIOD FROM
                                                              OCTOBER 16,
                                                                1997 TO
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Deferred:
  Federal...................................................    $(3,060)
  State.....................................................        (90)
                                                                -------
          Total.............................................    $(3,150)
                                                                =======

     A reconciliation of the federal statutory tax rate and the Company's provision for income taxes is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           -------------------------
                                                           1995     1996      1997
                                                           -----    -----    -------
Income taxes at the applicable federal statutory rates...  $ 256    $ 677    $(2,317)
State income taxes, net of federal benefit...............      8       20        (68)
Research and development credit..........................     --       --         --
Tax obligation allocated to S Corporation shareholders...   (264)    (697)      (765)
                                                           -----    -----    -------
Provision (benefit) for income taxes.....................  $  --    $  --    $(3,150)
                                                           =====    =====    =======

     Deferred tax assets at December 31, 1997 are comprised of the following:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
                                                                              (UNAUDITED)
Assets:
  Net operating loss carryforward...........................     $2,849         $1,573
  Allowance for bad debts...................................         68             84
  Accrued liabilities.......................................        172            157
  Exercise of employee stock options........................         --          2,065
  Other.....................................................         61             60
                                                                 ------         ------
                                                                 $3,150         $3,939
                                                                 ======         ======

     The Company's net operating loss carryforward is attributable to the stock compensation expense realized during the C Corporation period related to the termination of the Company's phantom stock plan (Note 6). The Company's net operating loss carryforward at December 31, 1997 of approximately $7,500 for federal income tax purposes expires in 2012. The Company's ability to utilize the net operating loss carryforward may be limited if certain changes of ownership occur. Based on the historical earnings generated by the Company, management believes it is more likely than not that the tax benefits related to the net operating loss carryforward will be realized and has, therefore, provided no valuation allowance for the related deferred tax asset.

6. STOCK COMPENSATION EXPENSE

  Phantom Stock Plan Termination

     In 1996, the Company implemented a phantom stock plan which granted phantom stock units to certain employees. Each phantom stock unit provided the participant with the right to receive shares of Company

                        BINDVIEW DEVELOPMENT CORPORATION
common stock upon the occurrence of a change in control of the Company, an initial public offering of the Company's common stock, liquidation of the Company or a sale of substantially all of the Company's assets (the "Events"). Since the number of shares of Common Stock a participant might receive would not be known until one of the Events occurred, the Company has treated the Phantom Stock Plan in accordance with Financial Accounting Standards Board Interpretation No. 28 (FIN 28) and accordingly has not recognized stock compensation expense upon the grant of the units. Stock compensation expense was recognized by the Company in October 1997 when the plan participants voted to have the Company terminate the Plan in connection with the sale of Convertible Preferred Stock and Warrants and the number of shares to be issued under the Plan were known.

     The Company granted 6,598,250 phantom stock units during 1996. No grants were made during 1997. The Company terminated the Phantom Stock Plan in October 1997 and issued 1,757,188 shares of common stock on October 13, 1997 and 3,187,612 shares of common stock on October 16, 1997 to retire the Phantom Stock Plan. The Company recognized a related stock compensation charge of $14,712 in October 1997.

     On October 16, 1997, the Company issued 1,303,740 common stock options under the Company's 1997 Employee Stock Option Plan with an exercise price of $2.85 per share to former participants in the Phantom Stock Plan (Note 7). No compensation expense has been recorded related to these options as the exercise price is equal to the fair market value of the Company's common stock on the date of grant.

     Stock compensation expense of $436 was recognized in 1996 in connection with cash payments made for the extinguishment of certain rights to receive Company common stock which were held by a terminated employee.

  Officer Warrants

     In November 1997 the Company issued a warrant to purchase 437,500 shares of common stock at a price of $2.85 per share to an officer to terminate a provision of the stock option agreement with that officer. The Company has recognized compensation expense of $550 during the fourth quarter of 1997 based upon the fair value of the warrant issued.

7. SHAREHOLDERS' EQUITY

  Issuance of Convertible Preferred Stock and Warrants

     In October 1997, the Company issued 2,528,090 shares of $0.01 par value convertible preferred stock and warrants to purchase 749,999 shares of common stock, at $4.00 per share in exchange for $18,002 of cash. The warrants are immediately exercisable and expire April 16, 2000. In the event of a liquidation of the Company, the Company's preferred stock has liquidation preference over its common stock. The preferred stock has a liquidation value of $7.12 per preferred share and is convertible at the option of the holder into common stock on a 2.5-for-1 basis. In the event of an initial public offering, the Company's preferred stock would automatically convert into common stock and any unexercised warrants would automatically expire.

     At December 31, 1997, there were 6,320,225 shares of common stock reserved by the Board of Directors for issuance to the holders of the preferred stock and 749,999 shares of common stock reserved by the Board of Directors for issuance to the holders of the warrants.

  Treasury Stock Transactions

     The Company repurchased 4,921,958 shares of common stock for $2.85 per share in October 1997.

                        BINDVIEW DEVELOPMENT CORPORATION

  Issuance of Common Stock to Satisfy Acquisition Liability

     In April 1997, the Company issued 502,850 shares to satisfy its 1993 obligation incurred related to an employment agreement and the acquisition of certain technology rights.

  Incentive Stock Option Plan

     In 1996, the Company's Board of Directors adopted the Incentive Stock Option Plan. At December 31, 1997, there were 1,875,000 shares of common stock reserved by the Board of Directors for issuance under this plan. Options on 170,250 and 261,875 shares were exercisable at December 31, 1996 and 1997 with a weighted average exercise price per share of $0.78 and $0.80, respectively.

  Nonqualified Stock Option Plan

     In 1996, the Company's Board of Directors adopted the Nonqualified Stock Option Plan. At December 31, 1997, there were 1,747,325 shares of common stock reserved by the Board of Directors for issuance under this plan. There were no options exercisable at December 31, 1996. Options on 218,750 shares were exercisable at December 31, 1997, with a weighted average exercise price per share of $1.34.

  1997 Employee Stock Option Plan

     In 1997, the Company's Board of Directors adopted the 1997 Employee Stock Option Plan. At December 31, 1997, there were 1,303,740 shares of common stock reserved by the Board of Directors for issuance under this plan. There were no options exercisable at December 31, 1997.

     Substantially all options reserved under the Company's Incentive Stock Option Plan, the Nonqualified Stock Option Plan and the 1997 Employee Stock Option Plan have been issued.

     Options granted under the Incentive and Nonqualified Stock Option Plans vest 20% per year over five years, except for 647,325 and 875,000 options granted in 1996 and 1997, respectively, which vest as follows: 218,750 in 1997, 975,450 in 1998, 109,375 in 1999, 109,375 in 2000 and 109,375 in 2001. Options
granted under the 1997 Employee Stock Option Plan vest at varying rates through the year 2001. Options must be exercised no later than ten years from the date of grant.

     Stock options have been granted at the fair market value of the Company's stock at the date of grant as determined by the Company's Board of Directors. In pricing the options issued prior to October 1997, the Board used a multiple of revenues resulting from a valuation of the Company performed in January 1996. In May 1996, the Company negotiated with a new executive officer to grant 647,325 options to him with an exercise price of $2.47 per share. The exercise price was substantially higher than the fair market value at that date because the officer received a larger number of options than under the Company's normal practices. Options issued in the fourth quarter of 1997 were issued at the $2.85 price paid by third parties on October 16, 1997.

                        BINDVIEW DEVELOPMENT CORPORATION

     The following table summarizes combined activity under the stock option plans for each of the three years ended December 31, 1997:

                                                                                 WEIGHTED
                                                                                  AVERAGE
                                                                  PRICE PER        PRICE
                                                     OPTIONS        SHARE        PER SHARE
                                                    ---------   --------------   ---------
Options outstanding, December 31, 1995
  Options granted.................................  1,528,575   $0.75 - $ 2.47     $1.50
  Options lapsed or canceled......................   (132,500)          $ 0.75     $0.75
  Options exercised...............................         --               --        --
                                                    ---------
Options outstanding, December 31, 1996............  1,396,075   $0.75 - $ 2.47     $1.57
  Options granted.................................  3,391,385   $1.10 - $ 2.85     $2.01
  Options lapsed or canceled......................   (213,250)  $0.75 - $ 2.85     $0.97
  Options exercised...............................    (10,000)  $0.75 - $ 0.76     $0.75
                                                    ---------
Options outstanding, December 31, 1997............  4,564,210   $0.75 - $ 2.85     $1.92
  Options granted (unaudited).....................  1,023,154   $3.85 - $20.13     $7.14
  Options lapsed or canceled (unaudited)..........    (51,140)  $0.95 - $10.00     $3.03
  Options exercised (unaudited)...................   (882,390)  $0.75 - $ 2.85     $1.89
                                                    ---------
Options outstanding, September 30, 1998
  (unaudited).....................................  4,653,834   $0.75 - $20.13     $3.12
                                                    ---------

     The following table summarizes significant ranges of outstanding and exercisable options at December 31, 1997:

                                            OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                    ------------------------------------   --------------------
                                                  WEIGHTED      WEIGHTED               WEIGHTED
                                                   AVERAGE      AVERAGE                AVERAGE
                                    SHARES IN     REMAINING     EXERCISE   SHARES IN   EXERCISE
                                    THOUSANDS   LIFE IN YEARS    PRICE     THOUSANDS    PRICE
                                    ---------   -------------   --------   ---------   --------
under $0.80.......................    495,500        7.0         $0.76      223,000     $0.75
$0.81 to $1.60....................  1,933,750        9.3         $1.34      257,625     $1.30
$1.61 to $2.40....................     22,500        9.7         $1.69           --     $  --
over $2.41........................  2,112,460        9.4         $2.73           --     $  --

  Stock Based Compensation Disclosures

     The minimum value of stock based compensation was calculated in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," using the Black-Scholes model with the following weighted average assumptions (the minimum value method does not include volatility):

                                                              1996   1997
                                                              ----   ----
Expected life (in years)....................................    4      4
Interest rate...............................................    6%     6%
Volatility..................................................  N/A    N/A
Dividend yield..............................................    0%     0%

     Stock based compensation costs would have reduced pretax income by $18 and $164 in 1996 and 1997 ($12 and $107 after tax, respectively and $0.01 per share in 1997) if the minimum values of such compensation in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant.

                        BINDVIEW DEVELOPMENT CORPORATION

8. COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     The Company conducts its operations in leased facilities under operating leases expiring at various dates through 2001. The leases are cancelable upon payment of six months rent and reimbursement of the unamortized balance of the leasehold allowance. Total lease expense amounted to approximately $98, $279 and $575 at December 31, 1995, 1996 and 1997, respectively.

     The minimum rental commitments under operating leases at December 31, 1997 were: $420 in 1998, $401 in 1999, $305 in 2000 and $4 in 2001.

9. 401(k) PLAN

     Effective January 1, 1995, the Company adopted a 401(k) plan which is available to all full-time employees. Employees contribute to the plan through payroll deductions. The Company matches 50% of the participant's contribution up to a maximum of 6% of a participant's compensation. Additionally, the Company may make a discretionary contribution as determined by the Board of Directors. Total Company contributions were $130, $165 and $174 in 1995, 1996 and 1997, respectively.

10. NET INCOME PER SHARE

     As a result of the Company's change from an S Corporation to a C Corporation in October 1997, presentation of pro forma net income per share is necessary for the years ended December 31, 1995, 1996 and 1997. Shares issued as a result of a 10-for-1 stock split in 1997, and 502,850 shares issued in 1997 to satisfy a 1993 technology acquisition liability have been treated as if they had been effective and outstanding as of January 1, 1995 and included in weighted average shares outstanding.

                        BINDVIEW DEVELOPMENT CORPORATION

     The computation of basic and diluted net income per share and pro forma basic and diluted net income (loss) per share follows:

                                                                         NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                             -------------------------   ------------------
                                              1995     1996     1997      1997       1998
                                             ------   ------   -------   -------   --------
                                                                            (UNAUDITED)
Net income.................................  $   --   $   --   $    --   $   --    $ 2,729
                                                                                   =======
Pro forma net income (loss)................  $  490   $1,293   $(7,263)  $1,764    $    --
                                             ======   ======   =======   ======
Shares used in basic calculation (in
  thousands):
  Total basic shares.......................   8,228    8,228     8,232    8,228     11,492
Additional shares for diluted computation:
  Effect of stock options..................      --       70       593      267      2,914
  Effect of warrants.......................      --       --        --       --        572
  Effect of convertible preferred stock....      --       --     1,318       --      4,565
  Effect of phantom stock..................      --    2,748     5,075    5,800         --
  Exclusion of share equivalents that are
     anti-dilutive because a loss was
     incurred..............................      --       --    (6,986)      --         --
                                             ------   ------   -------   ------    -------
          Total diluted shares.............   8,228   11,046     8,232   14,295     19,543
                                             ======   ======   =======   ======    =======
Basic net income per share.................                                        $  0.24
Diluted net income per share...............                                        $  0.14
Pro forma basic net income (loss) per
  share....................................  $ 0.06   $ 0.16   $ (0.88)  $ 0.21
Pro forma diluted net income (loss) per
  share....................................  $ 0.06   $ 0.12   $ (0.88)  $ 0.12

11. SUBSEQUENT EVENTS

     Effective May 15, 1998, the Company's Board of Directors amended its Articles of Incorporation to change the level of its authorized stock to 20 million shares of $0.01 par value Preferred Stock and 100 million shares of no par Common Stock. The Board also approved the reservation of 1,750,000 shares of Common Stock for the 1998 Omnibus Incentive Plan and 250,000 shares of Common Stock for the Non-Employee Director Plan. The Board also declared a 2.5-for-1 stock split of the Common Stock of the Company for holders of shares immediately prior to the effective date of the board resolution above. All share and per share amounts contained herein have been retroactively adjusted to give effect for this stock split.

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